                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended December 31, 2008             Commission File Number 0-14884

                              SAND TECHNOLOGY INC.
                  (Translation of registrant's name in English)

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X                   Form 40-F
                              -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                             No   X
                        -----                          -----

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

          Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

This Form 6-K dated November 25, 2008 contains the following documents as printed:

- 2008 Annual Report

- Notice of Annual Meeting of Shareholders

- Management Proxy Circular

- Form of Proxy (English)

                           [SAND TECHNOLOGY(TM) LOGO]

                              SAND Technology Inc.
                               2008 Annual Report

                                    CONTENTS

                              SAND TECHNOLOGY INC.

LETTER TO SHAREHOLDERS.....................................................................  1
FINANCIAL HIGHLIGHTS.......................................................................  2
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS......  4
MANAGEMENT'S REPORTS....................................................................... 41
AUDITORS' REPORTS.......................................................................... 45
CONSOLIDATED BALANCE SHEETS................................................................ 47
CONSOLIDATED STATEMENTS OF OPERATIONS...................................................... 48
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY........................................ 49
CONSOLIDATED STATEMENTS OF CASH FLOWS...................................................... 50
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS............................................. 51
DIRECTORS AND OFFICERS..................................................................... 77
SHAREHOLDERS' INFORMATION.................................................................. 78

SAND Technology, N-Vector, Sandonline and Nucleus are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND DNA Analytics, SAND Dynamic Nearline Access, SAND Dynamic Nearline Analytics, SAND Dynamic Nearline Architecture, SAND Analytic Server, SAND Searchable Archive and all related SAND - and Nucleus-based marks and designs are trademarks of Sand Technology Inc. All other trademarks are the property of their respective owners. All other product and service names mentioned are the trademarks of their respective companies.

CERTAIN STATEMENTS CONTAINED IN THIS ANNUAL REPORT ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933, OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934 AND OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE," "MAY," "WILL," "SHOULD," "COULD," "WOULD," "EXPECT," "PLAN," "ANTICIPATE," "BELIEVE," "ESTIMATE," "CONTINUE," OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON NOVEMBER 18, 2008. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE RESULTS" UNDER THE HEADING "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THIS ANNUAL REPORT AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION (FILED ON EDGAR AT www.sec.gov) AND THE CANADIAN SECURITIES AUTHORITIES (FILED ON SEDAR AT www.sedar.com). READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. EXCEPT AS REQUIRED BY APPLICABLE LAWS, WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                            INTENTIONALLY LEFT BLANK

LETTER TO SHAREHOLDERS

To my fellow shareholders:

Sales and revenue continued to grow during the financial year ended July 31, 2008 but not at the rate we were expecting, and we have yet to achieve profitability.

We now focus our resources around intelligent information management and consultative best practices leveraging the latest developments in our SAND/DNA Access and SAND/DNA Analytics platform.

Packaged around our solution offerings is the concept of Nearline 2.0, the logical evolution of older data warehouse and information lifecycle approaches that have struggled to maintain acceptable performance levels in the face of ever-increasing data volumes. Nearline 2.0 embraces the dynamism of a software and services approach to fully leverage the potential of large enterprise data architecture.

During fiscal 2008, we made available release 5.1 of SAND/DNA Analytics which is designed to provide superior analytic capabilities and performance for multiterabyte databases. All the data, down to the most detailed level, is available for querying immediately after it is loaded permitting quick and easy access by users employing standard business intelligence tools or methods.

SAND/DNA Access is the lead product in our sales opportunities and customer interest. During fiscal 2008, we made available release 2.4 of SAND/DNA Access which included new features such as data encryption, metadata transformation rules, enhanced analytical capability and performance for nearline queries. This is a breakthrough product and technology and has particular impact on the current information technology environment where volumes of corporate data are growing at an exponential rate.

Looking at fiscal 2009, our focus will be on growing license revenue while striving to achieve profitability. Our cost structure has been aligned to allow maximum shareholder returns whenever revenues increase. We have laid the groundwork with a solid operational base and we continue to work diligently to develop market awareness for our products.

However, as we enter 2009, like everyone, we are concerned with the volatile and uncertain times we must contend with as a result of the current world-wide financial crisis. We are maintaining a prudent attitude as to the future knowing full well that our operating results will depend on many factors including the vagaries of general economic conditions.

SAND employees worked very hard throughout the year and deserve our congratulations. I would also like to thank our customers and partners for their tremendous support during these difficult times.

/s/ Arthur G. Ritchie
Arthur G. Ritchie
Chairman, President and Chief Executive Officer

November 18, 2008

FINANCIAL HIGHLIGHTS

The audited consolidated financial statements of the Corporation for fiscal year 2008 and the notes relating to them (the "Financial Statements") are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report are presented consistent with Canadian GAAP except where otherwise indicated.

The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by our auditors Raymond Chabot Grant Thornton, L.L.P., for the fiscal years ended July 31, 2008, July 31, 2007 and July 31, 2006. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements appearing elsewhere in this Annual Report.

 (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                FISCAL YEAR ENDED

                                                    7/31/08      7/31/07      7/31/06
                                                      CA           CA           CA
Rates of exchange
  At period end -- US$ ..........................  $    1.02    $    1.07    $    1.13
  Average for the period ........................  $    1.01    $    1.13    $    1.15

Results of Operations
  Net Sales .....................................  $   6,998    $   6,729    $   5,477
  Research and Development Costs ................  $  (1,972)   $  (2,215)   $  (2,442)
  Selling, General and Administrative Expenses ..  $  (4,412)   $  (5,100)   $  (5,221)
  Amortization ..................................  $    (187)   $    (201)   $    (248)
  Cost of Sales and Product Support .............  $  (1,470)   $  (1,667)   $  (1,554)
  Operating income (loss) .......................  $  (1,043)   $  (2,454)   $  (3,988)

Other Income (expense) ..........................  $    (229)   $     (72)   $      61

Net Income (Loss) ...............................  $  (1,272)   $  (2,526)   $  (3,927)

Financial Position
  Working Capital (a) ...........................  $      85    $     238    $   1,852
  Total Assets ..................................  $   2,803    $   2,357    $   3,445
  Total Liabilities .............................  $   4,063    $   3,239    $   2,508
  Shareholders' Equity (deficiency) .............  $  (1,260)   $    (882)   $     937

Earnings (Loss) per Share .......................  $   (0.09)   $   (0.19)   $   (0.31)
Weighted Average Numbers of Shares
  outstanding during each period (000's).........     14,318       13,094       12,818

FINANCIAL HIGHLIGHTS

The same data, presented in conformity with US GAAP, is shown on below.

 (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                                           FISCAL YEAR ENDED
                                                  -----------------------------------
                                                   7/31/08      7/31/07      7/31/06
                                                  -----------------------------------
                                                     CA           CA           CA
Rates of exchange
  At period end -- US$ .........................  $    1.02    $    1.07    $    1.13
  Average for the period .......................  $    1.01    $    1.13    $    1.15

Results of Operations
  Net Sales ....................................  $   6,998    $   6,729    $   5,477
  Research and Development Costs ...............  $  (1,972)   $  (2,215)   $  (2,442)
  Selling, General and Administrative Expenses .  $  (4,698)   $  (5,498)   $  (5,419)
  Amortization .................................  $    (187)   $    (201)   $    (248)
  Cost of Sales and Product Support ............  $  (1,470)   $  (1,667)   $  (1,554)
  Operating income (loss) ......................  $  (1,329)   $  (2,852)   $  (4,186)

Other Income (expense) .........................  $    (229)   $     (72)   $      61

Net Income (Loss) ..............................  $  (1,558)   $  (2,924)   $  (4,125)

Financial Position
  Working Capital (a) ..........................  $      85    $     238    $   1,852
  Total Assets .................................  $   2,803    $   2,357    $   3,445
  Total Liabilities ............................  $   5,387    $   3,550    $   2,508
  Shareholders' Equity (deficiency) ............  $  (2,584)   $  (1,193)   $     937

Earnings (Loss) per Share ......................  $   (0.11)   $   (0.22)   $   (0.32)
Weighted Average Numbers of Shares
  outstanding during each period (000's)........     14,318       13,094       12,818

(a) Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credits which are non-cash items.

MANAGEMENT'S DISCUSSION & ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES TO THEM FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED JULY 31, 2008 OF SAND TECHNOLOGY INC. ("SAND") OR THE "CORPORATION"), AND THE INFORMATION INCLUDED IN THE ANNUAL REPORT OF THE CORPORATION. CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933, OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934 AND THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND FOLLOWING THE QUEBEC SECURITIES ACT. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE," "MAY," "WILL," "SHOULD," "COULD," "WOULD," "EXPECT," "PLAN," "ANTICIPATE," "BELIEVE," "ESTIMATE," "CONTINUE," OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON NOVEMBER 18, 2008. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE RESULTS" BELOW AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION (FILED ON EDGAR AT www.sec.gov) AND THE CANADIAN SECURITIES AUTHORITIES (FILED ON SEDAR AT www.sedar.com). READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. EXCEPT AS REQUIRED BY APPLICABLE LAWS, WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

     ALL FIGURES GIVEN IN THIS DISCUSSION ARE IN CANADIAN DOLLARS AND ARE PRESENTED IN CONFORMITY WITH CANADIAN GAAP. THESE DIFFER IN SOME RESPECTS FROM GAAP IN THE U.S. NOTE 16 TO THE FINANCIAL STATEMENTS, REPORTS THE DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP. "FISCAL 2006", "FISCAL 2007" AND "FISCAL 2008" MEAN THE FISCAL YEARS OF THE CORPORATION ENDED JULY 31, 2006, JULY 31, 2007 AND JULY 31, 2008, RESPECTIVELY.

MANAGEMENT'S DISCUSSION & ANALYSIS

 A. PROFILE & STRATEGY

CORPORATION PROFILE AND BUSINESS SEGMENTS

CORPORATION OVERVIEW

     a)   CORPORATION HISTORY

     SAND was incorporated on December 10, 1982 under the Canada Business Corporations Act and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to Sand Technology Inc.

     Until 1999, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi, Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"). HDS Canada marketed a broad range of information processing solutions, including enterprise servers, storage subsystems, peripheral products and professional services. SAND was the legal and beneficial owner of 40% of the issued and outstanding shares of HDS Canada; Hitachi Data Systems Corporation ("HDSC") of Santa Clara, California was the legal and beneficial owner of the remaining 60%. In August 1999, SAND sold its interest in HDS Canada to HDSC and withdrew from the mainframe computer market and the peripheral hardware market.

     We then fully shifted our focus to the design, development, marketing and support of software products, collectively known as the SAND/DNA Product Suite, that enable users to retrieve usable business information from large amounts of data and to providing specialized systems integration services related to those products.

     Initially, SAND offered products mainly as part of a systems integration model. At the end of the 2002 fiscal year, we consolidated the systems integration portion of our business which had been growing in importance and subsequently re-branded it with the name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice utilizing the SAND/DNA Analytics precursor product as an engine for its Customer Analytic offering, and was able to attract high profile customers particularly in the Telecommunications and Financial Services markets in the United Kingdom. ClarityBlue was sold on July 31, 2003 to a group of investors which included members of the senior management of ClarityBlue.

     SAND now focuses its resources around intelligent information management and consultative "best practices" leveraging the latest developments in our SAND/DNA Access and SAND/DNA Analytics platforms.

     Packaged around our solution offerings is the concept of Nearline 2.0, the logical evolution of older data warehouse and information lifecycle approaches that have struggled to maintain acceptable performance levels in the face of ever-increasing data volumes. Whereas older archiving solutions based their viability on the declining prices of hardware and storage and rigid "Nearline 1 .0" solutions were mainly designed to work with transactional systems, Nearline 2.0 embraces the dynamism of a software and services approach to fully leverage the potential of large enterprise data architectures.

MANAGEMENT'S DISCUSSION & ANALYSIS

     b)   OUR SOLUTIONS

     -    OVERALL

     SAND/DNA is based on our patented tokenized database engine. It can best be viewed as an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access and keeping more data available for analysis. Our products permit more timely and accurate decisions across the extended enterprise making "business intelligence" a key component of operational excellence.

     Our software product solutions are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of Information Technology professionals, and to store that data with orders of magnitude greater and more efficiently than what is generally possible using more traditional database products.

     -    SAND/DNA ACCESS - ADVANCED DATA MANAGEMENT

     In 2004, we introduced a second patent protected product, the SAND Searchable Archive now known as SAND/DNA Access. This product builds on SAND's strength in advanced data management to

     a) create a highly compressed database for storing data that is not of immediate need to an organization but that will be required over time for either historic analysis or regulatory or compliance purposes;

     b) help manage the data explosion in industry by maintaining rapid access to huge volumes of "nearline 2.0" data; and

     c) during fiscal 2008, we made available release 2.4 of SAND/DNA Access, which included the following new features: data encryption, metadata transformation rules, enhanced analytical capability and performance for nearline queries (including faster aggregation, HAVING clause, aggregation of DISTINCT values, CASE expressions, and random sampling of result sets.)

     SAND/DNA Access is substantially smaller than a traditional relational database but can be searched directly by business users using standard "business intelligence" tools. This is a breakthrough product and technology and has particular impact on the current information technology environment where volumes of corporate data are growing at an exponential rate.

     SAND/DNA Access works with data from any corporate database and over time is suitable for version customization to support particular third party vendors' products. During 2006, a SAND/DNA Access product received its initial certification with the release of SAND/DNA for SAP BI.

MANAGEMENT'S DISCUSSION & ANALYSIS

     -    SAND/DNA ANALYTICS - CONVERTING DATA INTO KEY DECISIONS

     The SAND/DNA Analytics product, which incorporates SAND's patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes.

     Our SAND/DNA Analytics product incorporates a number of advanced technologies. Its development has required substantial investment in research and development:

     a) During fiscal 2002, important advancements were made in the ability to quickly and efficiently load even larger volumes of data into the SAND/DNA Analytics product and in the ability of the SAND/DNA Analytics product to support an even wider variety of applications by more efficient interfacing with industry-standard applications and data extraction tools.

     b) During fiscal 2004, we made available Release 3.2 of our high-performance SAND Analytic Server. Release 3.2 augmented the proven scalability and query speed of previous versions of the Nucleus data management technology on which it is based by significantly enhancing the speed of loading and updating data for analysis as well as adding further support for open industry-standard business intelligence tools through more flexible open database connectivity.

     c) During fiscal 2005, a significant update to Version 4 (currently Release 4.2) incorporating many features to allow high-performance scalability for multiple users and huge amounts of data was released.

     d) During fiscal 2008, SAND made available release 5.1 of SAND/DNA Analytics which was designed to provide superior analytic capabilities and performance for extremely large (multi-terabyte) databases by enabling implementation of a distributed architecture. Features included support for federated databases, virtual tables, UNION operators in nested table expressions, unstructured freetext searches, advanced statistical aggregate functions and triganomic math functions, snapshots, and Eastern European language and hexidecimal characters.

     -    SAND/DNA PLATFORM - EMPOWERING THE USERS

     We have developed a unique data storage and manipulation architecture now known as the SAND/DNA platform, which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the "next step" in the drive to empower managers across an organization by providing them with the data they need when and how they need it to perform business operations more effectively at a lower cost.

MANAGEMENT'S DISCUSSION & ANALYSIS

     c)   KEY BUSINESS SEGMENTS AND USES OF OUR SOFTWARE SOLUTIONS

     We have two key geographic segments - North America and Europe. The following table summarizes the percentage of our total revenue generated in the fiscal years 2008, 2007 and 2006 for each of our geographic segments.

---------------------------------------------------
                             2008     2007     2006
---------------------------------------------------
NORTH AMERICA                  34%      29%      30%
EUROPE                         66%      71%      70%
---------------------------------------------------

     Our customers in North America and Europe use SAND's solutions for:

     a) Analytical and operational purposes, including, market segmentation CRM analytics, Web analytics, Business Performance Management and strategic planning, and

     b) Regulatory and compliance applications, including efficient storage and retrieval of large amounts of historic data.

     In particular, the SAND/DNA Analytics Product Suite already being used to provide fast measurable business benefits in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors. Customers, often at the recommendation of systems integrators or platform partners, are using our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, information lifecycle management, competitive analysis and quality control. Increasingly as organizations shift the competitive landscape from operations to intelligence, these information-intensive decisions are not standalone, but a core part of an integrated information management infrastructure.

     d)   BUSINESS LOCATIONS

     - Our corporate headquarters are located in Montreal, Canada, where we also have development and sales resources. We have offices in Kenilworth, New Jersey and San Mateo and Pasadena, California, through Sand Technology Corporation to provide for the development, sales, marketing and distribution of the SAND/DNA Product Suite in the United States.

     - Our offices in the United Kingdom are located in Camberley, southwest of London where we operate through Sand Technology Limited.

     - Our offices in Germany are located in Hamburg where we operate through Sand Technology Deutschland GmbH.

MANAGEMENT'S DISCUSSION & ANALYSIS

     e)   KEY PARTNERS

     Among others, we have alliances or commercial relationships with the following companies,

------------------------------------------------------------------------------------
                           SUN                                       CAP
SAP              IBM       MICROSYSTEMS    TOTAL TEC    ACCENTURE    GEMINI     HP
------------------------------------------------------------------------------------
INFORTE          POSTIV    OPEN TEXT       ATOS         ORACLE       FREESAT
                                           ORIGIN
------------------------------------------------------------------------------------

     SAND is an approved vendor on the United States General Services Administration (GSA) Supply Schedule.

     In addition, we now have marketing, sales and technical arrangements in place with a number of recognized systems integration partners who have trained personnel in the marketing and deployment of our products.

OVERALL PERFORMANCE

We are maintaining a prudent attitude as to the future despite the current general economic showdown. We have a diversified base in that 66% of our revenues in fiscal 2008 were from outside North America, which helps insulate us from the "slowdown" currently being experienced in the United States economy. Also, a portion of our revenues are from maintenance revenues, which are a recurring source of income recorded as defined revenue and recognized on a straight-line basis over the contract period. We will closely continue to monitor our cash needs. The financial environment does not appear to be conducive to raising additional capital. We do not plan on spending any significant amounts on capital assets.

     a)   FINANCIAL CONDITION

     During fiscal 2008, the financial condition of the Corporation remained steady given its cash position at the end of fiscal 2007. Total assets increased by 19% mostly due to the increase in the cash balance and the unbilled receivable balance. There was a reduction in capital assets due to amortization of those assets and other assets have been fully amortized. Total liabilities increased by 25% mostly due to the increase in the loan by a shareholder and the issuance of convertible debentures by way of a private placement. The additional financing obtained, through the shareholder as well as the convertible debentures, was expected in order to fund operations.

     The following is a summary of the features of the convertible debentures,

          i. Each unit consists of one 8% Secured Convertible Debenture due December 31, 2017, redeemable at the option of the Corporation if the bid price of the common shares has been above $1.50 for sixty consecutive trading days, and convertible into Class A common shares at $0.45 per share and one thousand share purchase warrants of the Corporation.

Management's Discussion & Analysis

          ii. Each warrant entitles its holder to purchase one additional common share ("Warrant Share") of the Corporation at a price of $0.70 per Warrant Share at any time until the earlier of the close of business on the day which is thirty-six months from April 18, 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above $1.50.

          iii. Interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of $0.45 per share. The interest is due on each Conversion Date (date when that principal amount is being converted) subsequent to January 1, 2009, and on the Maturity Date.

          iv. The financing is secured by a first rank hypothec on all of the Corporation's property and assets, movable and immovable, corporeal and incorporeal, present and future, of ever kind and nature for the principal amount and accrued interest. The proceeds from the private placement are being used to increase marketing and advertising capital needs and expansion.

     b)   RESULTS OF OPERATIONS

     Compared to fiscal 2007, in fiscal 2008, there was a reduction in our net loss of 50%. A combination of factors resulted in this positive impact.

     First, there was an increase in revenue of 4% from fiscal 2007 as we obtained new customers as well as increased our sales to existing customers. We were expecting a greater increase in revenue; however these sales appear to have been postponed due to the delay caused by certain systems integrators in releasing the next version of their products as well as issues being encountered by these same products. In North America, there was an increase in revenue of 24% and a reduction in net loss of 38% compared to fiscal 2007. In Europe, there was a slight decrease in revenue of 4% and a reduction in net earnings of 14%.

     Second, there was a reduction in operating expenses of 12% from fiscal 2007 as there was a further focus on cost control.

     c)   CASH FLOWS

     Compared to fiscal 2007, in fiscal 2008 there was an increase in the cash position as at July 31, 2008. This was mainly due to the additional funding provided by a major shareholder as well as the proceeds from the issuance of convertible debentures by way of a private placement. There was a reduction in the use of cash for operations of 48% mainly due to the reduction in net losses from fiscal 2007. As well, there was a reduction in the amount of prepaid expenses and accounts receivable. There was a reduction in the use of cash for investing of 57%, as only a small amount of computer equipment was purchased during the year. There was an increase in the cash flows from financing of 55% due to the increase in the loan from a major shareholder and the issuance of convertible debentures.

MANAGEMENT'S DISCUSSION & ANALYSIS

SELECTED ANNUAL INFORMATION

The following table provides the summary of the selected annual information for 2008, 2007 and 2006.

                                                       2008             2007             2006
                                                   ----------------------------------------------
Revenue
  Revenue                                          $  6,998,472     $  6,728,540     $  5,477,485
  Year-over-year growth                                       4%              23%             -10%
-------------------------------------------------------------------------------------------------
Profitability
  Net Loss                                         $ (1,271,950)    $ (2,526,524)    $ (3,926,921)
  Basic and diluted loss per share                 $      (0.09)    $      (0.19)    $      (0.31)
  Year-over-year decrease (increase) in net loss             50%              36%              47%
  Gross profit margin (1)                                    79%              75%              72%
-------------------------------------------------------------------------------------------------
Balance Sheet
  Total assets                                     $  2,803,032     $  2,357,148     $  3,445,121
  Total long-term financial liabilities            $    356,575     $    107,569     $    136,906
-------------------------------------------------------------------------------------------------
Cash generation
  Cash used in operating activities                $(1 ,035,992)    $ (2,008,248)    $ (4,119,250)

(1) The gross profit margin was calculated as revenue less cost of sales and product support

     a)   REVENUE

     Compared to fiscal 2007 and fiscal 2006, the increase in revenue in fiscal 2008 is mainly due to the increase in new customers as a result of the increased awareness of SAND/DNA products and the increase in sales to existing customers. The increase in fiscal 2008 is not larger than we expected due to the delays incurred by certain third party software vendors in releasing the next version of their products as well as issues being encountered by these same products.

     b)   PROFITABILITY

     Compared to fiscal 2007 and fiscal 2006, the decrease in net loss in fiscal 2008 is mainly due to the increase in revenue and the reduction in operating expenses. This decrease also impacted the basic and diluted earnings per share calculation; there was a decrease in the loss per share of 54% from fiscal 2007 to fiscal 2008. There was also an improvement in the gross margin percentage which increased from fiscal 2006 to fiscal 2008 by an average of 5.02% per year.

     c)   BALANCE SHEET

     Compared to fiscal 2007 and fiscal 2006, the decrease in total assets is mainly due to the reduction in the cash and cash equivalents balance as well as balances in capital assets and other assets due to amortization. The total long-term liability represents the debt component of the convertible debentures.

MANAGEMENT'S DISCUSSION & ANALYSIS

     d)   CASH GENERATION

     Compared to fiscal 2007 and fiscal 2006, the decrease in the use of cash in operating activities is mainly due to the decrease in net loss.

STRATEGY AND MARKETS

VISION AND STRATEGY

Our long term direction for our high performance analytical and intelligent information management products has always been to ensure that these products become a recognized platform for advanced analytical applications and managing large data volumes through strategic systems integration assignments and our direct sales force.

However, recently (for the fiscal year 2009 and beyond) SAND has fine-tuned its vision and strategy. There will be a focus on selling the SAND/DNA product suite as part of "Nearline 2.0" software solutions and best practices. SAND's vision is "to be the dominant leader in delivering its products and best practices to customers around the world, in order to provide them with all the data they need when and how they need it."

In order to carry out SAND's vision, a four-pillar strategy to grow the operations will be used:

          i. The first pillar of this strategy will be to focus on implementing a best practices and service offering approach to delivering the solutions.

          ii. The second pillar of this strategy will be focus on being the preferred partner of choice with systems integrators and application vendors delivering the solutions.

          iii. The third pillar of this strategy will be to focus on implementing a TEAM SAND approach to delivering the solutions worldwide.

          iv. The fourth pillar of this strategy will be to focus on implementing a continuous improvement approach to our internal operations.

DEVELOPMENTS IN FISCAL 2008

Version 5 of SAND/DNA Analytics was brought into production in 2007 and version
5.1 in 2008. SAND/DNA Analytics data repository does not require indexing or specialized schemas. All the data, down to the most detailed level, is available for querying immediately after it is loaded permitting quick and easy access by business users employing industry-standard Business Intelligence tools or methods. SAND/DNA Access is the lead product in our sales opportunities and customer interest. In fiscal 2008, we made available release 2.4 of SAND/DNA Access which included the following new features: data encryption, metadata transformation rules, enhanced analytical capability and performance for nearline queries (including faster aggregation, HAVING clause, aggregation of DISTINCT values, CASE expressions, and random sampling of result sets.)

MANAGEMENT'S DISCUSSION & ANALYSIS

During fiscal 2008, SAND introduced several additional product components based on the SAND/DNA Product Suite:

     i. SAND/DNA Compress provides data compression for organizations who need to reduce the storage footprint for their data. It can be easily upgraded to SAND/DNA Enhance to restructure and enrich the data for analytic use, or to the full SAND/DNA Access product to allow direct querying of compressed data without the need to decompress it first.

     ii. SAND/DNA Enhance uses column-based data architecture and compression technology. SAND/DNA Enhance restructures (denormalizes) and stores massive volumes of log data so that it is easily usable for analysis, while enriching it with appropriate information for maximum analytic power.

Other than government regulations of general application, no government body has specific authority to regulate the business of the Corporation.

MANAGEMENT'S DISCUSSION & ANALYSIS

B. KEY RESOURCES

CASH AND FINANCING

LIQUIDITY AND CAPITAL RESOURCES

The Corporation used $1 ,035,992 to finance operating activities during the fiscal year ended July 31, 2008, including $922,467 in operating losses and an increase in $113,525 in non-cash operating working capital. This result compares with the cash used in the fiscal year ended July 31, 2007 of $2,008,248 to finance operating activities including $2,293,250 in operating losses offset by a decrease in $285,002 in non-cash operating working capital. Unbilled receivable, higher accounts payable and lower deferred revenue accounted for the changes in the non-cash working capital.

Accounts receivable was $1,573,867 as at July 31, 2008 compared to $1,582,957 as at July 31, 2007.

Accounts payable and accrued liabilities were $1,327, 575 as at July 31, 2008 compared to $1,076,116 at July 31, 2007. The increase is mainly due to the accrual for sales taxes in the United Kingdom due to the higher sales during fiscal 2008 and payroll related accruals in Germany.

At July 31, 2008, there was a positive working capital of $85,442 compared to a positive working capital of $238,372 as at July 31, 2007. Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credits which are non-cash items. The decrease in working capital is mainly due to the increase in the loan payable to a shareholder.

During the year ended July 31, 2008, the President and Chief Executive Officer of the Corporation advanced an additional $517,557 to the Corporation.

On April 18th 2008, the Corporation issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received proceeds of $1,009,819 (US$1,002,600) for a total of 1,114 units. Each unit consists of one 8% Secured Convertible Debenture due December 31st, 2017, redeemable and convertible at the option of the Corporation if the bid price of the stock has been above $1.50 for sixty consecutive trading days and convertible at the option of the holder into class "A" common shares at $0.45 per share, and one thousand share purchase warrants of the Corporation. Each warrant entitles its holder to purchase one additional common share (warrant share) of the Corporation at a price of $0.70 per warrant share at any time until the earlier of the close of business on the day which is thirty-six months from April 18th 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above $1.50. Interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of $0.45 per share. The interest is due on each Conversion Date (date when that principal amount is being converted) subsequent to January 1st, 2009, and on the Maturity Date. The financing is secured by a first rank hypothec on all of the Corporation's property and assets, movable and immovable, corporeal and incorporeal, present and future, of ever kind and nature for the principal amount and accrued interest. The proceeds from the private placement are being used to increase marketing and advertising capital needs and expansion.

MANAGEMENT'S DISCUSSION & ANALYSIS

Capital expenditures for the fiscal year ended July 31, 2008 were $17,315, compared to $40,730 for the fiscal year ended July 31, 2007. The expenditures were mostly related to computer equipment. The Corporation does not anticipate large increases in capital expenditures in the coming fiscal year.

The following table provides a summary of the contractual commitments for the next five years (there are no contractual commitments after 2011).

                       $
                    -------
2009                283,260
2010                244,314
2011                162,876
                    -------
                    690,450
                    =======

Our cash as at July 31, 2008 were $775,443 compared to our cash and investments at July 31, 2007 of $330,711. The increase is mainly due to issue of convertible debentures for cash proceeds of $1,009,819 and additional funding of $517,557 by a major shareholder during the fiscal year. The additional funds compensated the cash usage from operating activities of $1,035,992. Going forward, the cash required to sustain the business operations will have to come from revenue growth and future financing. The cost structure will remain stable as SAND has basically reached its optimal level with respect to headcount and its related expenses. Given the current global financial crisis it will be very difficult to raise additional funds through private placements or the market except through an increase in loans from a major shareholder. Another impact of the current global financial situation is that potentially customers will want longer payment terms.

The Corporation believes that its current cash and cash equivalents may not be sufficient to meet its anticipated cash needs for ongoing operating expenses and working capital expenditures. If cash generated from operations becomes insufficient to satisfy its liquidity requirements, the Corporation may seek to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, holders of these securities could have certain rights, preferences and privileges senior to holders of its common shares and the terms of this debt could restrict the Corporation's operations. The sale of additional equity or convertible debt securities could result in additional dilution to the Corporation's existing shareholders. The Corporation cannot be certain that additional financing will be available in amounts or on terms acceptable to it, if at all. If the Corporation is unable to obtain additional financing, it may be required to reduce the scope of its operations, which could harm its business, financial condition and operating results.

TRANSACTIONS WITH RELATED PARTIES

There are two types of loans that are due to a major shareholder who is also the President and the Chief Executive Officer.

     i. During the fiscal year 2008, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, the maximum of $400,000 of funds is available. An amount of $165,000 was used and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

MANAGEMENT'S DISCUSSION & ANALYSIS

     ii. Based on another agreement formalized in 2007, during the fiscal year 2008, the Corporation obtained an additional loan of $352,557 from a significant shareholder who is also the President and Chief Executive Officer. The loan is repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15%. The loan originated from amounts owed by the Company to the shareholder by virtue of his employment contracts (amounts owed from services rendered, prior to 2002 $429,461, in 2006 $320,683 and in 2008 $352,557).

     iii. In conjunction with the ratification of the loan agreement formalized in 2007, the Corporation also issued 103,061 warrants, each warrant entitling to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

The proceeds from the loan are being used to cover general expenses incurred by SAND.

OUTSTANDING SHARE DATA

We are authorized to issue an unlimited number of Class A common shares without par value of which 14,318,189 are outstanding as at November 18, 2008. We are also authorized to issue an unlimited number of Class B shares without par value. No Class B shares have been issued.

We have granted rights to purchase 359,000 Class A common shares to holders of options pursuant to our stock option plans. We have also granted rights to purchase a total of 1,967,061 Class A common shares made up of 750,000 to holders of share purchase warrants pursuant to a private placement with two shareholders, 103,061 to holders of share purchase warrants pursuant to a shareholder loan agreement and 1,114,000 to holders of shares pursuant to a convertible debenture agreement. 407,500 Class A common shares have been awarded to regular full-time employees under the provisions of the Share Award Plan.

A maximum of 2,228,000 Class A common shares may be issued upon the conversion of debenture units.

MANAGEMENT'S DISCUSSION & ANALYSIS

C. PERFORMANCE ANALYSIS

RESULTS OF OPERATIONS IN 2008, 2007 AND 2006

I. REVENUE - TOTAL AND VARIATION

The following table provides a summary of the revenue growth for fiscal years 2008, 2007 and 2006.

---------------------------------------------------------------------------------------------------
Revenue - Total and Variation                                  2008          2007          2006
---------------------------------------------------------------------------------------------------
Revenue
  Revenue                                                   $ 6,998,472   $ 6,728,540   $ 5,477,485
  Variation year-over-year increase (decrease) in revenue             4%           23%          (10)%
---------------------------------------------------------------------------------------------------

Our sales in fiscal 2008 were $6,998,472, an increase of 4% from sales of $6,728,540 in fiscal 2007. Our sales in fiscal 2007 were $6,728,540, an increase of 23% from sales of $5,477,485 in fiscal 2006. Our sales in fiscal 2006 were $5,477,485, a decrease of 10% from sales of $6,096,033 in fiscal 2005.

Compared to fiscal 2007, the increase in our revenues for fiscal 2008 is mainly due to an increase in license upgrades from our existing customers. Overall revenue growth has been slowed due to a longer than expected sales cycle.

II. REVENUE - SEGMENT AND VARIATION

The Corporation has two geographical segments. Both North American and European segments market SAND/DNA Product Suite. The following table provides a summary of the revenue growth by geographical segments for fiscal years 2008, 2007 and 2006.

                                                ---------------------------------------------------------------------------------
                                                             North America                                Europe
---------------------------------------------------------------------------------------------------------------------------------
Revenue - Segment and Variation                    2008          2007          2006          2008          2007          2006
---------------------------------------------------------------------------------------------------------------------------------
Revenue
  Revenue                                       $ 2,410,048   $ 1,941,034   $ 1,634,977   $ 4,588,424   $ 4,787,506   $ 3,842,508
  Variation year-over-year increase (decrease)
  in revenue                                             24%           19%          (44)%          (4)%          25%           20%
---------------------------------------------------------------------------------------------------------------------------------

     a)   NORTH AMERICA

Our sales in North America were in fiscal 2008 $2,410,048, an increase of 24% from sales of $1,941 ,034 in fiscal 2007. Our sales in fiscal 2007 in North America were $1,941 ,034, an increase of 19% from sales of $1,634,977 in fiscal 2006. Our sales in fiscal 2006 in North America were $1,634,977, a decrease of 44% from sales of $2,899,252 in fiscal 2005.

Compared to fiscal 2007, the increase in North American sales in fiscal 2008 is due to the increase in license sales to new customers as well as an increase in license upgrades to existing customers. In addition, we signed on two new major customers.

MANAGEMENT'S DISCUSSION & ANALYSIS

     b)   EUROPE

In Europe, sales in fiscal 2008 were $4,588,424 a decrease of 4% from sales of $4,787,506 in fiscal 2007; sales in fiscal 2007 were $4,787,506, an increase of 25% from sales of $3,842,508 in fiscal 2006; sales in fiscal 2006 were $3,842,508, an increase of 20% from sales of $3,196,781 in fiscal 2005.

Compared to fiscal 2007, the decrease in European sales in fiscal 2008 was due to the unexpected delay by some key customers to implement our software solutions. The focus in fiscal 2008 was to build up relationships with customers in order to up sell expanded software solutions in the future. In the United Kingdom, we sold software licenses and services to one new major customer and up-sold to our existing customers. In Germany, we sold software licenses and services to one new major customer and up-sold to our existing customers.

III. OPERATING EXPENSES

The following table provides a summary of the operating expenses for the fiscal years 2008, 2007 and 2006.

                                                          ---------------------------------------------------------------------
                                                                                              As a % of   As a % of   As a % of
                                                                                                2008        2007        2006
                                                             2008        2007        2006      revenue     revenue     revenue
-------------------------------------------------------------------------------------------------------------------------------
Cost of sales and product support                         1,470,215   1,666,331   1,554,313          21%         25%         28%

  Variation year-over-year increase (decrease) in cost
  of sales and product support                                  (12)%         7%        (11)%
-------------------------------------------------------------------------------------------------------------------------------
Research and development, net                             1,971,813   2,215,146   2,441,950          28%         33%         45%
  Variation year-over-year increase (decrease) in
  research and development                                      (11)%        (9)%       (25)%
-------------------------------------------------------------------------------------------------------------------------------
Amortization of capital assets and other assets             187,517     201,274     248,455           3%          3%          5%
-------------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses              4,411,736   5,100,057   5,220,443          63%         76%         95%
  Variation year-over-year increase (decrease) in
  selling, general and administrative expenses                  (13)%        (2)%       (37)%
-------------------------------------------------------------------------------------------------------------------------------

     a)   COST OF SALES AND PRODUCT SUPPORT

Cost of sales and product support consists mainly of costs related to providing support services and the costs related to the sale of third-party software, including certain license fees and royalties.

Our cost of sales in fiscal 2008 was $1,470,215 a decrease of 12% from cost of sales of $1,666,331 in fiscal 2007. Our cost of sales in fiscal 2007 was $1,666,331 an increase of 7% from cost of sales of $1,554,313 in fiscal 2006. Our cost of sales in fiscal 2006 was $1,554,313 a decrease of 11% from cost of sales of $1,754,138 in 2005.

Compared to fiscal 2007, the decrease in cost of sales in fiscal 2008 is due to the reduction in travel and related expenses, and the re-allocation of some of the payroll costs into the selling, general and administration.

MANAGEMENT'S DISCUSSION & ANALYSIS

     b)   RESEARCH AND DEVELOPMENT

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

Our research and development expenses in fiscal 2008 were $1,971,813 a decrease of 11% from $2,215,146 in fiscal 2007. Our research and development expenses in fiscal 2007 were $2,215,146 a decrease of 9% from $2,441,950 in fiscal 2006. Our research and development expenses in fiscal 2006 were $2,441,950 a decrease of 25% from $3,272,102 in 2005.

Compared to fiscal 2007, the decrease in research and development expenses in fiscal 2008 is due to the maturity of SAND/DNA Analytics and SAND/DNA Access products. The expenditure in fiscal 2008 reflects the research and development required to maintain product and technical leadership.

     c)   AMORTIZATION OF CAPITAL ASSETS AND OTHER ASSETS

Amortization of capital assets and other assets consists of the depreciation of furniture and equipment, computer equipment and leasehold improvements and contract costs over their estimated useful lives.

Our amortization in fiscal 2008 was $187,517 a decrease of 7% from amortization of $201,274 in fiscal 2007. Our amortization in fiscal 2007 was $201,274 a decrease of 19% from amortization of $248,455 in fiscal 2006. Our amortization in fiscal 2006 was $248,455 a decrease of 10% from amortization of $277,276 in fiscal 2005.

Compared to fiscal 2007, the decrease in amortization in fiscal 2008 is due to the amortization of the capital assets. In 2008, the contract costs have been fully amoritzed and the furniture and equipment is almost fully amortized. During fiscal 2008, there were acquisitions of $17,315 for computer equipment mostly related to research and development.

     d)   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel- related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products.

Our SG&A expenses in fiscal 2008 were $4,411,736 a decrease of 13% from SG&A expenses of $5,100,057 in fiscal 2007. Our SG&A expenses in fiscal 2007 were $5,100,057 a decrease of 2% from SG&A expenses of $5,220,443 in fiscal 2006. Our SG&A expenses in fiscal 2006 were $5,220,443 a decrease of 37% from SG&A expenses of $8,317,831 in fiscal 2005.

Compared to fiscal 2007, the decrease in SG&A expenses in fiscal 2008 is due to the reduction in headcount to more optimal levels, spending more selectively on marketing events and activities, and savings on travel and entertainment. These reductions were part of the cost control measures initiated at the end of fiscal 2005.

MANAGEMENT'S DISCUSSION & ANALYSIS

IV. NET LOSSES - TOTAL AND VARIATION

The following table provides a summary of the net losses for fiscal years 2008, 2007 and 2006.

--------------------------------------------------------------------------------------------
Net Loss - Total and Variation                        2008           2007           2006
--------------------------------------------------------------------------------------------
Net loss
  Net loss                                        $ (1,271,950)  $ (2,526,524)  $ (3,926,921)

  Variation year-over-year decrease in net loss             50%            36%            47%
--------------------------------------------------------------------------------------------

Our net losses in fiscal 2008 were $1,271,950, a decrease of 50% from net losses of $2,526,524 in fiscal 2007. Our net losses in fiscal 2007 were $2,526,524, a decrease of 36% from net losses of $3,926,921 in fiscal 2006. Our net losses in fiscal 2006 were $3,926,921, a decrease of 47% from net losses of $7,363,054 in fiscal 2005.

Compared to fiscal 2007, the decrease in our net loss for fiscal 2008 is mainly due to an increase in our sales and a significant reduction in our operating costs. These results reflect the nature of the business and distribution model of SAND and its movement towards profitability. Any sustained shortfall in our revenues relative to our expectations would negatively impact our operating results.

V. NET LOSSES - SEGMENT AND VARIATION

The following table provides a summary of net losses by geographical segments fir fiscal years 2008, 2007 and 2006.

                                                ---------------------------------------------------------------------------------
                                                              North America                               Europe
---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) - Segment and Variation         2008           2007           2006          2008          2007         2006
---------------------------------------------------------------------------------------------------------------------------------
Profitability
  Net earnings (loss)                           $ (2,352,852)  $ (3,789,146)  $ (3,924,363)  $ 1,080,902   $ 1,262,622   $ (2,558)
  Variation year-over-year decrease (increase)
  in net earnings (loss)                                  38%             3%            34%           14%        49460%      (100)%
---------------------------------------------------------------------------------------------------------------------------------

     a)   NORTH AMERICA

In North America, net losses in fiscal 2008 were $2,352,852, a decrease of 38% from net losses of $3,789,146 in fiscal 2007. Our net losses in fiscal 2007 were $3,789,146, a decrease of 3% from net losses of $3,924,363 in fiscal 2006. Our net losses in fiscal 2006 were $3,924,363, a decrease of 34% from net losses of $5,965,661 in fiscal 2005.

Compared to fiscal 2007, the decrease in our net loss for fiscal 2008 of 38% is mainly due to the increase in revenues of 24%. These results reflect the sales to two new major customers and larger up-sell to two existing customers.

     b)   EUROPE

In Europe, net earnings in fiscal 2008 were $1,080,902, a decrease of 14% from net earnings of $1,262,622 in fiscal 2007. Our net earnings in fiscal 2007 were $1,262,622, from net losses of $2,558 in fiscal 2006. Our net losses in fiscal 2006 were $2,558, from net losses of $1,397,393 in fiscal 2005.

Compared to fiscal 2007, the decrease in net earnings by 14% is mainly due to the decrease in revenues by 4%. This result was due to the delay in sales of software licenses and services to customers.

MANAGEMENT'S DISCUSSION & ANALYSIS

SUMMARY OF QUARTERLY RESULTS

The following tables set forth certain unaudited statements of operations data for each of the eight quarters preceding the 2008 fiscal year and including the 2008 fiscal year that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in the Annual Report and include the adjustments necessary for a fair presentation of the information set forth. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

                                                              -----------------------------------------------------------
                                                                                         2008
                                                              -----------------------------------------------------------
                                                                   Q4              Q3             Q2              Q1
-------------------------------------------------------------------------------------------------------------------------
Revenue
  Revenue                                                     $  1,888,042    $  1,905,984   $  1,419,521    $  1,784,925
  Quarter-over-quarter revenue growth (reduction)                       (1)%            34%           (20)%            (3)%
-------------------------------------------------------------------------------------------------------------------------
Cost of sales and product support                                  336,960         333,900        387,191         412,164
  Gross margin                                                          82%             82%            73%             77%
-------------------------------------------------------------------------------------------------------------------------
Total Research and development, amortiztion of capital
assets, and selling, general and administrative expenses and
net interest income or expense                                $  2,035,210    $  1,563,643   $  1,523,673    $  1,677,681
-------------------------------------------------------------------------------------------------------------------------
Profitability
  Net earnings (loss)                                         $   (484,128)   $      8,441   $   (491,343)   $   (304,920)
  Basic and diluted earnings (loss) per share                 $      (0.03)   $       0.00   $      (0.03)   $      (0.02)
  Quarter-over-quarter decrease (increase) in net earnings
  (loss)                                                             (5835)%           102%           (61)%            32%
  Net margin                                                           (26)%             0%           (35)%           (17)%
-------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding                   14,318,189      14,318,189     14,318,189      14,318,189
-------------------------------------------------------------------------------------------------------------------------

                                                              -----------------------------------------------------------
                                                                                         2007
                                                              -----------------------------------------------------------
                                                                   Q4              Q3             Q2              Q1
-------------------------------------------------------------------------------------------------------------------------
Revenue
  Revenue                                                     $  1,837,068    $  1,559,407   $  1,861,658    $  1,470,407
  Quarter-over-quarter revenue growth (reduction)                       18%            (16)%           27%             28%
-------------------------------------------------------------------------------------------------------------------------
Cost of sales and product support                             $    368,019    $    398,322   $    466,315    $    433,675
  Gross margin                                                          80%             74%            75%             71%
-------------------------------------------------------------------------------------------------------------------------
Total Research and development, amortiztion of capital
assets, and selling, general and administrative expenses and
net interest income or expense                                $  1,916,506    $  1,914,525   $  1,884,438    $  1,873,264
-------------------------------------------------------------------------------------------------------------------------
Profitability
  Net earnings (loss)                                         $   (447,457)   $   (753,440)  $   (489,095)   $   (836,532)
  Basic and diluted earnings (loss) per share                 $      (0.03)   $      (0.06)  $      (0.04)   $      (0.06)
  Quarter-over-quarter decrease (increase) in net earnings
  (loss)                                                                41%            (54)%           42%             30%
  Net margin                                                           (24)%           (48)%          (26)%           (57)%
-------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding                   13,094,288      12,818,189     12,818,189      12,818,189
-------------------------------------------------------------------------------------------------------------------------

Sales of the Corporation's products and services are not subject to seasonal variations.

Historically, the Corporation's operating results have fluctuated on a quarterly basis. The Corporation's revenues and operating results may vary significantly from quarter-to-quarter because of a number of factors, many of which are outside the Corporation's control. These factors include the timing of product sales, which may result in large sales in any one-quarter due to the relatively unpredictability in the number and timing of software sales and services, length of the sales cycle, delays with the customers, etc. As a result, period-to-period comparisons may not be meaningful with respect to the past operations of the Corporation nor are they necessarily indicative of the future operations of the Corporation.

Gross profit margin for the Corporation could also vary depending on the mix of sales in the period. Due to the higher margin available on software license sales, the proportion of software licenses sales in a period could impact the gross profit margins in the period.

There was a slight decrease in revenue by 1% from the third quarter to the fourth quarter of fiscal 2008. The cost of sales and product support remained stable and so did the gross profit margin. The increase in research and development expenses, amortization of capital assets and selling, general and administrative expense from $1,563,643 in the third quarter of fiscal 2008 to $2,035,210 in the fourth quarter of fiscal 2008 is mainly due to the research and development tax credit that was received in the third quarter of fiscal 2008 and appropriate year end accruals that were made in the fourth quarter of fiscal 2008. Thus, there was a net loss in the fourth quarter of fiscal 2008, of $484,128 compared to a net income in the third quarter of fiscal 2008 of $8,441.

MANAGEMENT'S DISCUSSION & ANALYSIS

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are mainly those that relate to revenue recognition. Other significant accounting policies are described in Note 2 to our consolidated financial statements. Recent and future accounting pronouncements are described and discussed in Notes 3 and 16 of our consolidated financial statements.

REVENUE RECOGNITION

SOURCES OF REVENUE

In the fiscal year ended July 31, 2008, our revenue was mainly derived from the licensing of our products, the provision of related services, including installation, training and maintenance support. We recognize revenue from our license agreements when all the following conditions are met:

We have an executed license agreement with the customer;

We have delivered the software product to the customer;

The amount of the fees to be paid by the customer is fixed and determinable; and

Collection of these fees is deemed probable.

Often, software license agreements are multiple-element arrangements since they include related maintenance and implementation fees. In those cases, where implementation and maintenance fees are significant components, the entire arrangement fee is allocated to each element based on the relative fair values of license, maintenance and implementation.

     a)   PRODUCT REVENUE

Currently, product revenue consists of the following:

        i. Fixed License Fee - one-time license fee in exchange for a license with a perpetual term or a time-limited term or for a fixed number of copies. We typically recognize the license fees in the period during which the contract is executed and delivered, provided that we have vendor-specific objective evidence of fair value and all revenue recognition criteria are met.

        ii. Reseller Arrangements - the reseller generally pays a non-refundable licensing fee for our software. We recognize revenue associated with a non-refundable license fee when we have met our revenue recognition criteria.

During fiscal 2008, there were no revenues for solution sales as opposed to the software and services models. For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement. We also make a determination, including the contractual commitment to refund or pay penalties, related to the

MANAGEMENT'S DISCUSSION & ANALYSIS

successful delivery under each agreement. Where the service element is essential or where the arrangement involves significant customization or modification of the software, recognition of revenue is based on using the percentage of completion method based on inputs or on outputs as dictated by the specific contracts. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue.

SAND reports the revenue on a gross basis only if it acts as the principal in the transaction and assumes the risks and rewards of ownership, such as the risk of loss for collection, delivery, and returns. In cases where these conditions are not met, we record the revenue based on the net amount retained.

Our customers have traditionally been and continue to be reluctant to make large commitments in up-front license fees, especially in a tight capital budget allocation process that our customers generally face internally. Therefore, our revenues from license and maintenance arrangements have been and are expected to be lower until our customers begin to increase their levels of capital expenditures. The lack of a sufficient quantity of customer transactions may make it difficult for us to allocate specific revenue amounts to license sales of new products. As a result, we will be using the residual method to record revenues for such new product sales. Under this method, for arrangements where we have undelivered elements, which are typically services and maintenance, we will record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

     b)   SERVICE REVENUE

        i.   Implementation and Customer Service Fees

          Revenue from implementation and customer services include fees for implementation of our product offerings, consulting and training services. We currently rely, and expect to continue to rely, upon a combination of our own resources and third-party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Depending on the circumstances of specific contracts, revenues from implementation and customer service fees are recognized as the services are performed or as contractual milestones and acceptance criteria are met.

        ii.  Maintenance Fees

          We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed-fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight-line basis over the contract period.

MANAGEMENT'S DISCUSSION & ANALYSIS

CHANGES IN ACCOUNTING POLICIES

ADOPTION OF NEW ACCOUNTING POLICIES

The Corporation adopted the following new Handbook sections issued by the Canadian Institute of Chartered Accountants (CICA) which were effective for the interim periods beginning on or after August 1, 2007.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

The CICA issued CICA Handbook section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT. The section is effective for annual and interim periods beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, ii) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

The transitional provision of this section requires that the Corporation re-measure the financial assets and liabilities as appropriate at the beginning of its fiscal year. Any adjustment of the previous carrying amount is recognized as an adjustment of the balance of retained earnings or deficit at the beginning of the fiscal year of initial application or as an adjustment of the opening balance of a separate component of accumulated other comprehensive income, as appropriate. The financial statements of the prior fiscal years are not restated.

The adoption of these recommendations resulted in the accounting choices as described below for the Corporation's financial assets and liabilities.

     Cash is classified as HELD-FOR-TRADING FINANCIAL ASSETS. It is measured at fair value and changes in fair value are recognized in net earnings. This change had no impact on the Corporation's consolidated financial statements.

     Trade accounts receivable and unbilled receivable are classified as LOANS AND RECEIVABLE. They are measured at amortized cost, which is generally the initially recognized amount, less any allowance for doubtful accounts. This change had no impact on the Corporation's consolidated financial statements.

     Accounts payable and accrued liabilities, deferred revenue and due to shareholder are classified as OTHER FINANCIAL LIABILITIES. They are measured at amortized cost using the effective interest rate method. This change had no impact on the Corporation's consolidated financial statements.

     Convertible debentures are classified as OTHER FINANCIAL LIABILITIES. They are measured at amortized cost using the effective interest rate method. Financing costs are recognized in net income.

MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

The CICA issued revisions to CICA Handbook Section 3860 and issued the new CICA Handbook Section 3861, FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. These revisions come into effect for years beginning on or after October 1, 2006. See Note 8 and 9 to the consolidated financial statements for the impact on the disclosure and presentation of the financial statements due to the convertible debentures that were issued during the year.

INTEREST DISCOUNT OR PREMIUM IN THE CASH FLOW STATEMENT

In July 2007, the Emerging Issues Committee of the CICA issued revisions to the EIC-47 "Interest discount or premium in the cash flow statement". EIC-47 clarifies the presentation in the cash flow statements of transactions involving acquisition of a financial asset or issuance of a financial liability, at a discount or premium, when the asset or liability is accounted for on an amortized basis. This abstract is to be applied for interim and annual periods ending on or after September 30, 2007.

The adoption of EIC-47 required the Corporation to separately disclose the interest accrued on the debt component of the convertible debentures on the consolidated cash flow statement (see Note 8 to the consolidated financial statements for the impact on the Corporation's consolidated financial statements, of the convertible debentures that were issued during the year).

CONVERTIBLE AND OTHER DEBT INSTRUMENTS WITH EMBEDDED DERIVATIVES

In March 2007, the Emerging Issues Committee of the CICA issued EIC-164 "Convertible and other debt instruments with embedded derivatives". EIC-164 discusses the accounting for convertible and other debt instruments with embedded derivatives in accordance with CICA Handbook Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT. This Abstract replaced EIC-158, "Accounting for Convertible Instruments", for entities that have adopted CICA Handbook Section 3855.

The adoption of EIC-164 required the Corporation to separately account for the debt and equity components of the convertible debentures on the consolidated balance sheet (see Note 8 and 9 to the consolidated financial statements for the impact on the Corporation's consolidated financial statements, of the convertible debentures that were issued during the year).

ACCOUNTING POLICY CHOICE FOR TRANSACTION COSTS

In June 2007, the Emerging Issues Committee of the CICA issued EIC-166 "Accounting policy choice for transaction costs". EIC-166 provides guidance on the choice of accounting policy for transaction costs when a financial asset is acquired or a financial liability is incurred. EIC-166 states that one of the following accounting policies should be adopted, i) recognize all transaction costs in net income or ii) add transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability to the amount determined in accordance with Section 3855. The accounting policy should be adopted for all similar financial instruments but a different accounting policy choice might be made for financial instruments that are not similar. The Corporation implemented the EIC-166.

Based on the adoption of this abstract, the Corporation has decided to recognize all transaction costs in net income for other financial liabilities.

MANAGEMENT'S DISCUSSION & ANALYSIS

COMPREHENSIVE INCOME AND EQUITY

The CICA issued CICA Handbook section 1530, COMPREHENSIVE INCOME. The section is effective for annual and interim periods beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income, which is comprised of the Corporation's net income and other comprehensive income. Other comprehensive income includes unrealized exchange gains and losses on translation of self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, net of applicable taxes.

The CICA also made changes to CICA Handbook section 3250, SURPLUS, and reissued it as section 3251, EQUITY. The section is also effective for years beginning on or after October 1, 2006 and established standards in how to report and disclose equity. The Corporation implemented these sections.

The adoption of these sections has no financial impact on the Corporation's consolidated financial statements.

ACCOUNTING CHANGES

The CICA issued revisions to section 1506 of the CICA Handbook, ACCOUNTING CHANGES. The revisions established criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Furthermore, the new standard requires the communication of the new primary sources of generally accepted accounting principles (GAAP) that are issued but not yet effective or not yet adopted by the Corporation. The revisions are effective for annual and interim periods statements relating to years beginning on or after January 1, 2007. The Corporation implemented this section.

Aside from adopting the above accounting policies, the adoption of the section above has no impact on the Corporation's consolidated financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In April 2008, the Corporation issued convertible debentures by way of a private placement to raise money that is being used to increase marketing and advertising capital needs and expansion. Other than the convertible debentures, the Corporation does not hold or use any financial instruments for speculative trading purposes, long-term investment or hedging activities. (See Section B of the 2008 fiscal MD&A for more details on the convertible debentures issued during the year.)

MANAGEMENT'S DISCUSSION & ANALYSIS

D. OUTLOOK

The Corporation is maintaining a prudent attitude as to the future. Based on the last two years, revenues have been increasing, operating costs have been decreasing and thus net losses have been significantly decreasing. Currently, we are starting to see larger additional revenues from existing customers due to the relationships that were developed with them over the years. As well, we are starting to see sales from new customers based on the reference "existing" customers.

Sales - The Corporation will continue to focus its attention on growing successfully through direct sales, partnerships with key systems integrators and application vendors and alliances with proven indirect channels. The focus will be on delivering "nearline" software solutions and best practices. The focus will be on converting established relationships into sales.

Cost of sales and product support - The Corporation will continue to focus on research and development efforts that are key to responding to current changing technology. The Corporation will continue to maintain the headcount as at July 31, 2008, as it appears to be at an adequate level under current circumstances.

Other operating expenses - The Corporation will continue to maintain the current headcount, as it appears to be at an adequate level under current circumstances. It will also focus on controlling expenses by being cost-conscious; it will spend based on a sound business case model, train sales personnel to become more productive and generate revenue in local and international markets, and implement enhanced systems to closely monitor results.

Cash and financing - The Corporation will continue to closely monitor its cash needs. The Corporation does not plan on spending any significant amounts on capital assets. Given the current global financial crisis, customers may delay payments to us and suppliers may put more pressure on us to pay earlier. As well, the financial environment does not appear to be conducive to raising additional capital.

In summary, future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the SAND/DNA Analytics products and the SAND/DNA Access products, and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

MANAGEMENT'S DISCUSSION & ANALYSIS

E. RISKS

I. RISK FACTORS THAT COULD AFFECT FUTURE RESULTS:

In addition to the other information in this discussion and analysis of financial conditions and results of operations, the following factors should be considered in evaluating SAND and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.

II. RISKS SPECIFIC TO THE CORPORATION:

The following risks are specific to SAND's operations as a whole.

     a)   FINANCIAL RISKS

     1. HISTORY OF LOSSES - WE HAVE A HISTORY OF LOSSES AND MAY INCUR FUTURE LOSSES.

     RISK: We have incurred the following net losses between 2004 and 2008,

             ---------------------------
             2004           $ (7,129,930)
             ---------------------------
             2005           $ (7,363,054)
             2006           $ (3,926,921)
             2007           $ (2,526,524)
             2008           $ (1,271,950)
             ---------------------------

     Because we have not been profitable, we have had to fund our losses through raising additional capital by way of a private placement of convertible debentures and a loan from a major shareholder.

     FACTORS:

        i. Our losses could continue for the future years as we continue to develop market awareness and acceptance of our products, expand the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies.

        ii. Our ability to achieve and maintain profitability and positive cash flow is dependant upon our success in locating sufficient customers who will purchase our products and use our services, and our capacity to generate sufficient revenues.

     IMPACT:

        i. If our revenue grows more slowly than anticipated or if our operating expenses are higher than expected, we may not be able to achieve, sustain or increase profitability, in which case our financial condition will suffer. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

MANAGEMENT'S DISCUSSION & ANALYSIS

     2. INSUFFICIENT CAPITAL - WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE TO FUND OUR OPERATIONS

     RISK: We need to raise additional capital to fund our operating expenses. Our ability to obtain financing will depend, among other things, on the Corporation's development efforts, business plan, operating performance and the condition of the capital markets at the time we seek financing. There can be no assurance that additional financing will be available on favourable terms when required, or at all. In the event we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of the Class A Common Shares, and shareholders may experience dilution.

     FACTORS:

        i. In order to help ensure that we would have sufficient capital to take advantage of our core business opportunities, we have taken significant actions to reduce our operating expenses. However, most of our operating expenses, such as employee compensation and lease payments for facilities and equipment, are relatively stable, and these expense levels are based in part on our expectations regarding future revenues.

        ii. As a result, any sustained shortfall in our revenues relative to our expectations would negatively impact our financial results. We then may not have sufficient capital to fund our operations.

     IMPACT:

        i. Such outcome could adversely impact our ability to respond to competitive pressures or could prevent us from conducting all or a portion of our planned operations. We may need to undertake additional measures to reduce our operating expenses in the future.

        ii. Our consolidated financial statements have been prepared on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations. In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

        iii. The carrying amounts of assets, liabilities, revenues and expenses presented in the financial statements and the balance sheet classification have not been adjusted as it would be required if the going concern assumption were not appropriate.

     3. QUARTERLY FLUCTUATIONS - FLUCTUATIONS IN OUR REVENUES AND OPERATING RESULTS MAY AFFECT OUR CASH RESOURCES AND RESULT IN WIDE FLUCTUATIONS IN THE MARKET PRICE OF OUR SHARE.

     RISK: Our quarterly and operating results are difficult to predict and have fluctuated in the past, and may fluctuate in the future.

MANAGEMENT'S DISCUSSION & ANALYSIS

     FACTORS:

        i. Our quarterly results are affected by a number of factors, many of which are outside our control. In particular, we depend on customers to demand our technology which may be dependant on their systems integrators' roadmap for the enterprise-wide implementation of business intelligence. In other circumstances, we depend on customers to adopt our technology which may be delayed due to internal plans and budgets.

     IMPACT:

        i. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls.

        ii. We also believe that period-to-period comparisons of our operating results are not meaningful and that one should not rely on any such comparisons as an indication of our future performance. It is possible that our operating results in some quarters will be below market expectations. This may cause the market price of our commons shares to decline. When the market price of a company's share drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert management's attention from our business.

     b)   OPERATIONAL RISKS

     1.   SALES CYCLE - OUR PRODUCT SALES CYCLE IS LENGTHY

     RISK: The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products.

     FACTORS:

        i. We believe that many companies are not yet fully aware of the benefits of enterprise- wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis.

        ii. Accordingly, the sales cycle associated with the purchase of our SAND/DNA Analytics products and our SAND/DNA Access products is typically three to twelve months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer.

     IMPACT:

        i. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during our current fiscal year. As a result of the long sales cycle, it may take us a substantial amount of time to generate revenue from our sales effort.

MANAGEMENT'S DISCUSSION & ANALYSIS

     2. MANAGING GROWTH - IF WE FAIL TO MANAGE OUR FUTURE GROWTH EFFECTIVELY, WE MAY NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS AND SERVICES SUCCESSFULLY

     RISK: Our future operating results depend to a large extent on our management's ability to plan and direct our growth successfully, including training our sales personnel to become productive and generate revenue, forecasting revenue, controlling expenses, addressing new markets and maintaining our research and development efforts.

     FACTORS:

        i. We are moving to secure and maintain effective partnerships with SYSTEMS INTEGRATORS AND APPLICATION VENDORS which may take some time to mature into predictable revenue producers.

        ii. Competition for qualified SALES PERSONNEL is strong. Many of our competitors have substantially greater resources than we to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained.

        iii. Our success in maintaining our INDIRECT CHANNELS, including value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales.

     IMPACT:

        i. Our prospects with SYSTEMS INTEGRATORS AND APPLICATION VENDORS are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company now operating in a rapidly evolving market. Our business strategy may not be successful, and we may not successfully address these risks.

        ii. We may not be able to attract and retain the SALES AND MARKETING PERSONNEL we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

        iii. Despite the fact that we continue to invest resources to develop our INDIRECT CHANNELS, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our products effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

     C)   RISKS WHICH MAY AFFECT THE VALUE OF OUR SECURITIES

     1. VOLATILITY IN SHARE PRICE - THE PRICE OF OUR CLASS A COMMON SHARES ON THE OTC BULLETIN BOARD MAY BE VOLATILE AND COULD FLUCTUATE SUBSTANTIALLY.

     RISK: Our Class A common shares are currently listed on the OTC Bulletin Board ("OTCBB") under the symbol SNDTF.OB. Our share price, which has ranged from a low of US$0.31 to a

MANAGEMENT'S DISCUSSION & ANALYSIS

     high of US$0.83 during the past twelve months, could continue to be subject to wide fluctuations.

     FACTORS:

        i. The volume of trading in our Class A common shares on the OTCBB has not been substantial. As a result, even small dispositions or acquisitions of our Class A common shares in the public market could cause the market price to fall or increase substantially.

        ii. Our share price could also be subject to wide fluctuations in response to broad market and industry factors, actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control.

     IMPACT:

        i. When the market price of a company's share drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert management's attention from our business.

     2. SALES OF SHARES - FUTURE SALES OF OUR COMMON SHARES IN THE PUBLIC MARKET COULD ADVERSELY AFFECT OUR SHARE PRICE.

     RISK: We are authorized to issue an unlimited number of Class A common shares, of which 14,318,189 shares are outstanding as of November 20, 2008, and we have reserved an additional 937,000 Class A common shares for future issuance. We have granted rights to purchase 1,144,000 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$6.28 per share. In addition, we have reserved another 652,500 Class A Common Shares for future issuance at an exercise price of $0.001 per share.

     IMPACT:

        i. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares.

        ii. The issuance of shares under the exercise of options could also dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A Common Shares.

     3. CONCENTRATED OWNERSHIP - EXISTING SHAREHOLDERS CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US.

     RISK: Our senior management and directors, together with entities affiliated with those individuals, beneficially own approximately 34.5% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of SAND, beneficially owns approximately 25.1% of SAND's Class A common shares. The Estate of Jerome Shattner (Jerome Shattner was the late Executive Vice President of the

MANAGEMENT'S DISCUSSION & ANALYSIS

     Corporation), beneficially owns 7.3% of our Class A common shares, while George Wicker, a director of SAND, beneficially owns 1.9% of our Class A common shares. Other senior management or directors own approximately 0.2% of our Class A common shares.

     IMPACT:

        i. These shareholders may, as a practical matter, continue to be able to control the election of a majority of the directors of SAND and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of SAND.

     4. CLASS B SHARES - OUR ABILITY TO ISSUE CLASS B SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF CLASS A COMMON SHARES.

     RISK: Our articles of incorporation provide for an unlimited number of Class B shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders.

     IMPACT:

     i. Our board has the authority to attach special rights, including voting or dividend rights, to the Class B shares. However, the voting rights of a Class B share cannot exceed those of a Class A common share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our Corporation.

III. RISKS COMMON TO THE INDUSTRY:

The following risks are common to companies of the same profile as SAND and in the similar industry as the one that SAND operates in,

     a)   TECHNOLOGY RISKS

     1. ADOPTION RISK - WE DEPEND ON ENTERPRISES TO ADOPT ENTERPRISE-WIDE IMPLEMENTATION OF BUSINESS INTELLIGENCE.

     RISK: We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our SAND/DNA Product Suite and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our SAND/DNA Product Suite.

     IMPACT: While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, could have a material adverse effect on our business, operating results and financial condition.

MANAGEMENT'S DISCUSSION & ANALYSIS

     2. RAPIDLY CHANGING TECHNOLOGY RISK - WE DEPEND ON ENTERPRISES TO ADOPT OUR TECHNOLOGY.

     RISK: The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition, and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology.

     IMPACT:

        i. As a result, the life cycle of our products is difficult to estimate. We attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas to help us successfully respond to changing technology, identify new product opportunities, or develop and bring new products to market in a timely and cost- effective manner. Our failure to establish such alliances could have a material adverse effect on our business, operating results and financial condition.

        ii. We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis could have a material adverse effect on our business, operating results and financial condition.

        iii. In addition, we or our competitors may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable, and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

     3. COMPLEXITY OF PRODUCTS - OUR SOLUTIONS ARE HIGHLY TECHNICAL AND ANY UNDETECTED SOFTWARE ERRORS, FAILURES OR VIRUSES IN OUR PRODUCTS MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR SUCH DEFECTS.

     RISK: Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, we cannot assure you that there will be no defects or errors in new products or enhancements in our commercial shipments.

MANAGEMENT'S DISCUSSION & ANALYSIS

     IMPACT:

        i. Although we have not experienced material adverse effects resulting from any such defects and errors to date, we cannot assure you that defects and errors will not be found in new products or enhancements, resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition.

        ii. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, we cannot assure you that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

     4. PROPRIETARY RIGHTS - THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

     RISK: We currently rely mainly on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have eight United States patents and thirty-two foreign patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us.

     IMPACT:

        i. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem.

        ii. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to

MANAGEMENT'S DISCUSSION & ANALYSIS

             enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition could be materially adversely affected.

     5. THIRD PARTY SOFTWARE USE - THERE MAY BE LIMITED SUPPORT OF THIRD PARTY SOFTWARE

     RISK: We may rely upon certain software that we license from third parties, including software that may be integrated with our internally-developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on terms acceptable to us or indeed that our suppliers will continue to support their software or remain in business.

     IMPACT:

     Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

     b)   BUSINESS RISKS

     1.   COMPETITIVE ENVIRONMENT - WE OPERATE IN A HIGHLY COMPETITIVE
          ENVIRONMENT.

     RISK: We compete in the highly competitive computer software industry as a result of bringing our SAND/DNA Analytics products, SAND/DNA Access and more recently our SAND/DNA for SAP BI products to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of solutions and generally fall within several categories:

          - vendors that offer data warehouse appliances which operate specifically with their proprietary platform such as Netezza, NCR Teradata and DATAllegro;

          - software vendors that offer products which focus on structured data archiving such as FileTek and PBS;

          - other companies that may in the future announce offerings of enterprise information management solutions.

     IMPACT:

        i. Our competitive position in our market is uncertain and changing due principally to the variety of current and potential competitors and the emerging nature of the market. Over the last year, we have been able to establish ourselves as complementary to many of the vendors that were seen as competitors with respect to SAND/DNA Analytics. We now have offerings that complement SAP BI, Oracle, IBM DB2 and Microsoft SQL warehouse. We expect additional competition as other established and emerging companies enter into the intelligent information management software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

MANAGEMENT'S DISCUSSION & ANALYSIS

        ii. Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners including systems integrators and application vendors may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products. Competitive pressures could also require us to reduce the price of our products.

        iii. We compete mainly on the basis of product features, lower Total Cost of Ownership (TCO), Return on Investment (ROI), time to market, ease of use, product performance, product quality, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, some potential customers may be reluctant to work with us due to our share price or our current financial situation.

        iv. We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

     2. INTERNATIONAL BUSINESS - THE INTERNATIONAL NATURE OF OUR BUSINESS EXPOSES US TO FINANCIAL AND REGULATORY RISKS.

     RISK: Revenues earned outside North America are expected to remain significant in the future. We have sales offices in the United Kingdom and Germany. The following table summarizes the percentage of sales generated outside North America.

             -----------------
             2005           52%
             -----------------
             2006           70%
             2007           71%
             2008           66%
             -----------------

     A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for the additional foreign markets.

     IMPACT:

        i. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

MANAGEMENT'S DISCUSSION & ANALYSIS

        ii. There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

MANAGEMENT'S DISCUSSION & ANALYSIS

     3.   KEY PERSONNEL - WE DEPEND ON KEY PERSONNEL.

     RISK: Our success depends to a significant degree upon the continued contributions of our research and development and sales and marketing teams, as well as our management, some of whom would be difficult to replace.

     IMPACT:

        i. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains strong, and there can be no assurance that we will be successful in attracting and retaining such personnel.

        ii. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our other key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

     4. PRESSURES IN THE GLOBAL FINANCIAL SYSTEM MAY ADVERSELY AFFECT OUR FINANCES AND OPERATIONS IN WAYS THAT MAY BE HARD TO PREDICT OR TO DEFEND AGAINST

     Recent events have demonstrated that business and industries throughout the world are intertwined to a degree that we do not always realize. Thus, events seemingly unrelated to us or to our industry may adversely affect us over the course of time. For example, rapid changes to the foreign currency exchange regime may adversely affect our financial results. Credit contraction in financial markets may hurt our ability to access credit in time of need. A reduction in credit, combined with reduced economic activity, may adversely affect businesses and industries that collectively constitute a significant portion of our customer base. As a result, these customers may need to reduce their purchases of our products or services, or we may experience greater difficulty in receiving payment for the products or services that these customers purchase from us. Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on our business, operating results, and financial conditions.

MANAGEMENT'S DISCUSSION & ANALYSIS

F. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, to allow timely decisions regarding required disclosure.

As of July 31, 2008, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in RULE 13(a)-15(e) UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934 and under REGULATION 52-109 OF THE QUEBEC SECURITIES ACT, was carried out by management under the supervision of, and with the participation of, the President and CEO and the CFO. Based on that evaluation, the President and CEO and the CFO concluded that the design and operation of our disclosure controls and procedures were effective as at July 31, 2008.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in RULE 13A-15(f) UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934 and under REGULATION 52-109 OF THE QUEBEC SECURITIES ACT. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has evaluated the design and operation of the Corporation's internal control over financial reporting as of July 31, 2008, based on the framework and criteria established in INTERNAL CONTROL - INTEGRATED FRAMEWORK issued by the COSO. Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. Based on this assessment, management has concluded that the Corporation's internal control over financial reporting as of July 31, 2008 is effective.

ADDITIONAL INFORMATION

Additional information about SAND may be obtained from the website of the Corporation at www.sand.com or on SEDAR at www.sedar.com

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of SAND Technology Inc. (the "Corporation") is responsible for the preparation and integrity of the consolidated financial statements and the Management's Discussion and Analysis ("MD&A"). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgment. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To assist management in the discharge of these responsibilities, the Corporation maintains a system of internal controls over financial reporting designed to provide reasonable assurance that accounting records are reliable and assets are safeguarded.

The Board of Directors appoints the Audit Committee. The Audit Committee meets with management as well as with the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review these consolidated financial statements and the Independent Auditors' Report. The Audit Committee reports its findings to the Board of Directors for consideration in approving these consolidated financial statements for presentation to the shareholders. The independent registered chartered accountants have direct access to the Audit Committee of the Board of Directors. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

Raymond Chabot Grant Thornton LLP has audited these consolidated financial statements independently on behalf of the shareholders, in accordance with Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on these consolidated financial statements.

/s/ Arthur G. Ritchie                         /s/ Zainab A. Schwartz
Arthur G. Ritchie                             Zainab A. Schwartz
President and Chief Executive Officer         Vice-President, Finance and Chief
                                              Financial Officer

November 18, 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in RULE 13A-15(f) UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934 and under REGULATION 52-109 OF THE QUEBEC SECURITIES ACT. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has evaluated the design and operation of the Corporation's internal control over financial reporting as of July 31, 2008, based on the framework and criteria established in INTERNAL CONTROL - INTEGRATED FRAMEWORK issued by the COSO. Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. Based on this assessment, management has concluded that the Corporation's internal control over financial reporting as of July 31, 2008 is effective.

/s/ Arthur G. Ritchie                         /s/ Zainab A. Schwartz
Arthur G. Ritchie                             Zainab A. Schwartz
President and Chief Executive Officer         Vice-President, Finance and Chief
                                              Financial Officer

November 18, 2008

                            INTENTIONALLY LEFT BLANK

                              SAND TECHNOLOGY INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                          JULY 31, 2008, 2007 AND 2006

                            INTENTIONALLY LEFT BLANK

INDEPENDENT AUDITORS' REPORT

To the Shareholders
SAND Technology Inc.

We have audited the consolidated balance sheets of SAND Technology Inc. and subsidiaries (the "Corporation") as at July 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders' deficiency and cash flows for each of the years in the three-year period ended July 31, 2008. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as at July 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2008 in accordance with Canadian generally accepted accounting principles.

The Corporation is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion.

RAYMOND CHABOT GRANT THORNTON LLP

Chartered Accountants

Montreal, Canada
October 31, 2008

COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements of the Corporation. Our report to the shareholders and Board of Directors, dated October 31, 2008, is expressed in accordance with Canadian reporting standards, which do not require a reference to such events and conditions in the independent auditors' report when the events and conditions are properly accounted for and adequately disclosed in the financial statements.

RAYMOND CHABOT GRANT THORNTON LLP

Chartered Accountants

Montreal, Canada
October 31, 2008

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
July 31, 2008 and 2007
(In Canadian dollars, unless otherwise noted)

--------------------------------------------------------------------------------

                                                                        2008          2007
                                                                     -----------   -----------
                                                                          $            $
ASSETS
Current assets
  Cash                                                                   775,443       330,711
  Accounts receivable                                                  1,573,867     1,582,957
  Unbilled receivable                                                    245,184        -
                                                                     -----------   -----------
  Prepaid expenses                                                        86,224       150,964
                                                                       2,680,718     2,064,632
Capital assets (Note 4)                                                  122,314       181,669
Other assets (Note 5)                                                     -            110,847
                                                                     -----------   -----------
                                                                       2,803,032     2,357,148
                                                                     ===========   ===========
LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities (Note 6)                    1,327,575     1,076,116
  Deferred revenue                                                     1,111,640     1,305,270
  Due to a shareholder (Note 7)                                        1,267,701       750,144
                                                                     -----------   -----------
                                                                       3,706,916     3,131,530
Long-term liabilities
  Deferred credits                                                        78,232       107,569
  Convertible debentures (Note 8)                                        278,343        -
                                                                     -----------   -----------
                                                                       4,063,491     3,239,099
                                                                     -----------   -----------
SHAREHOLDERS' DEFICIENCY
Share capital (Note 9)
  Authorized
    Unlimited number of class "A" common shares, without par value
  Issued
    14,318,189 class "A" common shares (14,318,189 in 2007)           38,530,441    38,530,441
  Equity component of convertible debentures (Note 8)                    446,027        -
  Contributed surplus (Note 9b))                                         752,525       305,110
Deficit                                                              (40,989,452)  (39,717,502)
                                                                     -----------   -----------
                                                                      (1,260,459)     (881,951)
                                                                     -----------   -----------
                                                                       2,803,032     2,357,148
                                                                     ===========   ===========
Basis of presentation (Note 2)
Commitments (Note 12)

--------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

/s/ Arthur G. Ritchie                     /s/ Wayne Musselman
--------------------------------------    -----------------------------------
Arthur G. Ritchie, Director               Wayne Musselman, Director

SAND TECHNOLOGY INC.
CONSOLIDATED OPERATIONS AND COMPREHENSIVE LOSS
Years ended July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

--------------------------------------------------------------------------------

                                                                                 2008           2007           2006
                                                                             ------------   ------------   ------------
                                                                                   $              $              $
REVENUE                                                                         6,998,472      6,728,540      5,477,485
                                                                             ------------   ------------   ------------
Operating expenses
  Cost of sales and product support                                             1,470,215      1,666,331      1,554,313
  Research and development costs, net (Note 10)                                 1,971,813      2,215,146      2,441,950
  Amortization of capital assets and other assets (Notes 4 and 5)                 187,517        201,274        248,455
  Selling, general and administrative expenses                                  4,411,736      5,100,057      5,220,443
                                                                             ------------   ------------   ------------
                                                                                8,041,281      9,182,808      9,465,161
                                                                             ------------   ------------   ------------
Loss from operations                                                           (1,042,809)    (2,454,268)    (3,987,676)
                                                                             ------------   ------------   ------------
Interest income (expenses)
  Amortization of the debt component of the convertible debentures discount       (17,966)        -              -
  Interest on due to shareholders                                                (198,000)       (72,256)        -
  Interest income (expense) - other                                               (13,175)        -              60,755
                                                                             ------------   ------------   ------------
                                                                                 (229,141)       (72,256)        60,755
                                                                             ------------   ------------   ------------
NET LOSS AND COMPREHENSIVE LOSS                                                (1,271,950)    (2,526,524)    (3,926,921)
                                                                             ============   ============   ============

Basic and diluted loss per share (Note 9)                                           (0.09)         (0.19)         (0.31)
                                                                             ============   ============   ============

Basic and diluted weighted average number of common shares outstanding         14,318,189     13,094,288     12,818,189
                                                                             ============   ============   ============

--------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED SHAREHOLDERS' DEFICIENCY
Years ended July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

--------------------------------------------------------------------------------

                                                           Share capital
                                              --------------------------
                                                                                Equity
                                                                          component of                              Shareholders'
                                                Number of                  convertible  Contributed                        equity
                                                   shares         Amount    debentures      surplus        Deficit   (deficiency)
                                              -----------  -------------  ------------  -----------  -------------  -------------
                                                                      $             $            $              $              $
Shareholders' equity as at July 31, 2005       12,818,189     38,024,756                     74,000    (33,264,057)     4,834,699
Net loss                                                                                                (3,926,921)    (3,926,921)
Stock-based compensation (Note 9)                                                            29,000                        29,000
                                              -----------  -------------  ------------  -----------  -------------  -------------
Shareholders' equity as at July 31, 2006       12,818,189     38,024,756                    103,000    (37,190,978)       936,778
Share capital issuance                          1,500,000        675,795                                                  675,795
Net loss                                                                                                (2,526,524)    (2,526,524)
Warrants issuance (Note 9)                                      (170,110)                   170,110
Stock-based compensation (Note 9)                                                            32,000                        32,000
                                              -----------  -------------  ------------  -----------  -------------  -------------
Shareholders' deficiency as at July 31, 2007   14,318,189     38,530,441                    305,110    (39,717,502)      (881,951)
Net loss                                                                                                (1,271,950)    (1,271,950)
Stock-based compensation (Note 9)                                                           144,000                       144,000
Convertible debentures issuance (equity
component) (Note 8)                                                            446,027                                    446,027
Warrants issuance with the convertible
debentures (Note 8)                                                                         303,415                       303,415
                                              -----------  -------------  ------------  -----------  -------------  -------------
Shareholders' deficiency as at July 31, 2008   14,318,189     38,530,441      (446,027)    (752,525)   (40,989,452)    (1,260,459)
                                              ===========  =============  ============  ===========  =============  =============

--------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED CASH FLOWS
Years ended July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

--------------------------------------------------------------------------------

                                                                2008          2007          2006
                                                         -----------   -----------   -----------
                                                                   $             $             $
OPERATING ACTIVITIES
Net loss and comprehensive loss                           (1,271,950)   (2,526,524)   (3,926,921)
Non-cash items
  Amortization of capital assets and other assets            187,517       201,274       248,455
  Stock-based compensation                                   144,000        32,000        29,000
  Amortization of the debt component of the convertible
  debentures discount                                         17,966             -             -
  Changes in working capital items
    Accounts receivable                                        9,090       (96,670)       75,326
    Unbilled receivable                                     (245,184)            -             -
    Prepaid expenses                                          64,740       (57,738)       34,505
    Accounts payable and accrued liabilities                 251,459       365,234      (362,717)
    Deferred revenue                                        (193,630)       74,176      (216,898)
                                                         -----------   -----------   -----------
Cash flows from operating activities (a)                  (1,035,992)   (2,008,248)   (4,119,250)
                                                         -----------   -----------   -----------
INVESTING ACTIVITIES
Capital assets and cash flows from investing activities      (17,315)      (40,730)      (72,240)
                                                         -----------   -----------   -----------
FINANCING ACTIVITIES
Due to a shareholder                                         517,557       320,683        17,463
Share capital issuance                                             -       (17,966)            -
Convertible debentures issuance                            1,009,819             -             -
Amortization of deferred credits                             (29,337)      (29,337)      (29,337)
                                                         -----------   -----------   -----------
Cash flows from financing activities                       1,498,039       967,141       (11,874)
                                                         -----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH                              444,732    (1,081,837)   (4,203,364)
Cash, beginning of year                                      330,711     1,412,548     5,615,912
                                                         -----------   -----------   -----------
Cash, end of year                                            775,443       330,711     1,412,548
                                                         ===========   ===========   ===========

(a) Additional information Interest paid                     211,176        70,938             -
                                                         ===========   ===========   ===========

--------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2008, 2007 and 2006
(In Canadian dollars, unless otherwise noted)

1. NATURE OF OPERATIONS

SAND Technology Inc. and its subsidiaries (the "Corporation") is involved in the design, development, marketing and support of software products and services that a) reduce large amount of data into a tiny footprint; and b) enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals.

2. BASIS OF PRESENTATION

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and debenture holders, its ability to obtain additional financing and its ability to achieve revenue growth. The Corporation is executing a business plan to allow it to continue as a going concern which is to continue to search for additional sources of debt and equity financing, and achieve profitability through cost containment and revenue growth. There can be no assurance that the Corporation's activities will be successful.

While the financial statements have been prepared on the basis of accounting principles applicable to a going concern, current global economic turbulence and liquidity crisis cast substantial doubt upon the validity of this assumption. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary in the carrying values of the assets and liabilities, the reported net losses and the balance sheet classifications used.

3. ACCOUNTING POLICIES

CURRENT ACCOUNTING POLICIES

ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future. The most significant estimates relate to the issuance of convertible debentures, options, Share Award Plan, warrants and R&D provision. Actual results may differ from these estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of SAND Technology Inc. and its wholly-owned subsidiaries which are located in Germany, United Kingdom, Ireland and United States. All intercompany transactions and balances have been eliminated.

REVENUE RECOGNITION

The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

Revenue from the sale of software licence agreements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence (VSOE) is typically based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management if it is probable that the price, once established, will not change before market introduction. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the agreement fee related to the delivered elements is recognized as revenue provided that all other revenue recognition criteria are met. If evidence of fair value of one or more undelivered elements cannot be established, revenue is deferred and recognized ratably over the last undelivered element.

In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to total estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

Revenues from maintenance services for licences previously sold and implemented are recognized ratably over the term of the contract.

Revenues from sales with extended payment terms are recognized when collectibility is reasonably assured.

Revenues from consulting and training services not considered as part of the implementation of software licences are recognized as the services are provided.

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                                      PERIODS
                          -------------------------------
Furniture and equipment                           5 years
Computer equipment                                3 years
Leasehold improvements    Over the lease term of 10 years

OTHER ASSETS

Contract costs are comprised of an amount paid to a vendor upon the transfer of a long-term service contract and are amortized ratably over the term of the contract ending in 2008.

IMPAIRMENT OF LONG-LIVED ASSETS

Capital assets and intangible assets subject to amortization are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impairment loss must be recognized and is equivalent to the excess of the carrying amount of a long-lived asset over its fair value.

SHARE ISSUANCE COSTS

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

RESEARCH AND DEVELOPMENT COSTS

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development costs.

INCOME TAXES

The Corporation uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Corporation records a valuation allowance for future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

DEFERRED CREDITS

Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease as a deduction of lease expense.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities in foreign currency of Canadian corporations and integrated foreign operations are translated at the exchange rate in effect at the balance sheet date. Non-monetary items are translated at the historical rate. Revenue and expenses in foreign currency are translated at the average rate in effect during the year, with the exception of revenue and expenses relating to non-monetary assets and liabilities, which are translated at the historical rate. Gains and losses are included in operations for the year.

LOSS PER SHARE

Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options, warrants and shares from the Share Award Plan is determined using the treasury stock method.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

The Corporation accounts for stock-based compensation under the recommendations of Section 3870 of the CANADIAN INSTITUTE OF CHARTERED ACCOUNTANTS' HANDBOOK (CICA HANDBOOK), "Stock-based Compensation and Other Stock-based Payments", which sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require the Corporation to use a fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. See Note 9 for additional information.

GUARANTEES

In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline AcG-14.

Certain agreements with customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations.

In addition, the Corporation has provided warranties as part of the sale of its subsidiary for claims against it related to conditions existing prior to the sale. The warranties expire in 2010.

ADOPTION OF NEW ACCOUNTING POLICIES

The Corporation adopted the following new CICA HANDBOOK sections issued by the Canadian Institute of Chartered Accountants (CICA) which were effective for the Corporation for the interim periods beginning on or after August 1, 2007.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

The CICA issued CICA HANDBOOK Section 3855, "Financial Instruments - Recognition and Measurement". The Section is effective for annual and interim periods beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The Section requires that i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity, ii) all financial liabilities be measured at fair value when they are derivatives or classified as held-for-trading purposes (other financial liabilities are measured at their carrying value), and iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

The transitional provision of this section requires that the Corporation re-measure the financial assets and liabilities as appropriate at the beginning of its fiscal year. Any adjustment of the previous carrying amount is recognized as an adjustment of the balance of retained earnings or deficit at the beginning of the fiscal year of initial application or as an adjustment of the opening balance of a separate component of accumulated other comprehensive income, as appropriate. The financial statements of the prior fiscal years are not restated.

The adoption of these recommendations resulted in the accounting choices as described below for the Corporation's financial assets and liabilities:

- Cash is classified as HELD-FOR-TRADING FINANCIAL ASSETS. It is measured at fair value and changes in fair value are recognized in operations. This change had no impact on the Corporation's consolidated financial statements;

- Trade accounts receivable are classified as LOANS AND RECEIVABLE. They are measured at amortized cost, which is generally the initially recognized amount, less any allowance for doubtful accounts. This change had no impact on the Corporation's consolidated financial statements;

- Accounts payable and accrued liabilities, and due to a shareholder are classified as OTHER FINANCIAL LIABILITIES. They are measured at amortized cost using the effective interest rate method, except for due to a shareholder which is at cost. Interest calculated using the effective interest method is presented in operations under Interest expenses. This change had no impact on the Corporation's consolidated financial statements;

- Convertible debentures are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method. Interest calculated using the effective interest method is presented in operations under Interest expenses. Financing cost are recognized in net income.

FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

The CICA issued revisions to CICA HANDBOOK Section 3860 and issued the new CICA HANDBOOK Section 3861, "Financial Instruments - Disclosure and Presentation". The revisions change the accounting for certain financial instruments that have liability and equity characteristics. These revisions come into effect for years beginning on or after October 1, 2006. See Notes 8 and 9 for the impact in the disclosure and presentation of the Corporation's consolidated financial statements due to the convertible debentures that were issued during the year.

INTEREST DISCOUNT OR PREMIUM IN THE STATEMENT OF CASH FLOWS

In July 2007, the Emerging Issues Committee of the CICA issued revisions to the EIC-47, "Interest Discount or Premium in the Statement of Changes in Financial Position". EIC-47 clarifies the presentation in the statement of cash flows of transactions involving acquisition of a financial asset or issuance of a financial liability, at a discount or premium, when the asset or liability is accounted for on an amortized basis. This abstract is to be applied for interim and annual periods ending on or after September 30, 2007. The Corporation implemented the EIC-47.

The adoption of EIC-47 required the Corporation to separately disclose the interest accrued on the debt component of the convertible debentures on the consolidated statement of cash flows. (See Note 8 for the impact on the Corporation's consolidated financial statements of the convertible debentures that were issued during the year.)

CONVERTIBLE AND OTHER DEBT INSTRUMENTS WITH EMBEDDED DERIVATIVES

In March 2007, the Emerging Issues Committee of the CICA issued EIC-164, "Convertible and Other Debt Instruments with Embedded Derivatives". EIC-164 discusses the accounting for convertible and other debt instruments with embedded derivatives in accordance with CICA HANDBOOK Section 3855, "Financial Instruments - Recognition and Measurement". This abstract replaced EIC-158, "Accounting for Convertible Instruments", for entities that have adopted CICA HANDBOOK Section 3855. The Corporation implemented the EIC-164.

The adoption of EIC-164 required the Corporation to separately account for the debt and equity components of the convertible debentures on the consolidated balance sheet. (See Notes 8 and 9 for the impact on the Corporation's consolidated financial statements of the convertible debentures that were issued during the year.)

ACCOUNTING POLICY CHOICE FOR TRANSACTION COSTS

In June 2007, the Emerging Issues Committee of the CICA issued EIC-166, "Accounting Policy Choice for Transaction Costs". EIC-166 provides guidance on the choice of accounting policy for transaction costs when a financial asset is acquired or a financial liability is incurred. EIC-166 states that one of the following accounting policies should be adopted, i) recognize all transaction costs in net income or ii) add transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability to the amount determined in accordance with Section 3855. The accounting policy should be adopted for all similar financial instruments but a different accounting policy choice might be made for financial instruments that are not similar. The Corporation implemented the EIC-166.

Based on the adoption of this abstract, the Corporation has decided to recognize all transaction costs in net income for other financial liabilities.

COMPREHENSIVE INCOME AND EQUITY

The CICA issued CICA HANDBOOK Section 1530, "Comprehensive Income". The Section is effective for annual and interim periods beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income, which is comprised of the Corporation's net income and other comprehensive income. Other comprehensive income includes unrealized exchange gains and losses in translation of self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, net of applicable taxes.

The CICA also made changes to CICA HANDBOOK Section 3250, "Surplus", and reissued it as Section 3251, "Equity". The Section is also effective for years beginning on or after October 1, 2006 and established standards in how to report and disclose equity. The Corporation implemented those sections.

The adoption of these sections has no financial impact on the Corporation's consolidated financial statements.

ACCOUNTING CHANGES

The CICA issued revisions to Section 1506 of the CICA HANDBOOK, "Accounting Changes". The revisions established criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and corrections of errors. Furthermore, the new standard requires the communication of the new primary sources of generally accepted accounting principles (GAAP) that are issued but not yet effective or not yet adopted by the Corporation. The revisions are effective for annual and interim periods beginning on or after January 1, 2007. The Corporation implemented the Section.

Aside from adopting the above accounting policies, the adoption of the Section above has no impact on the Corporation's consolidated financial statements.

FUTURE ACCOUNTING CHANGES

As at October 17, 2008, certain new primary sources of GAAP have been published but are not yet in effect. The Corporation has not early adopted any of these standards. The new standards which are effective for interim periods beginning on or after August 1, 2008 and could potentially impact the Corporation's financial statements are detailed as follows:

FINANCIAL INSTRUMENTS - DISCLOSURES

CICA HANDBOOK Section 3862, "Financial Instruments - Disclosures", describes the required disclosures for the assessment of the significance of financial instruments for a company's financial position and performance and of the nature and extent of risk arising from financial instruments to which the company is exposed and how the company manages those risks. This section is effective for interim periods beginning on or after October 1, 2007 and the Corporation will implement it as of August 1, 2008. The Corporation is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

FINANCIAL INSTRUMENTS - PRESENTATION

CICA HANDBOOK Section 3863, "Financial Instruments - Presentation", establishes standards for the presentation of financial instruments and non-financial derivatives. It carries forward the presentation related requirement of Section 3861, "Financial Instruments - Disclosure and Presentation". This section is effective for interim periods beginning on or after October 1, 2007. The Corporation is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

CAPITAL DISCLOSURES

CICA HANDBOOK Section 1535, "Capital Disclosures", establishes standards for disclosing information about a company's capital and how it is managed. It describes the disclosure of the company's objectives, policies and processes for managing capital, the quantitative data about what the company regards as capital, whether the company has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. This section is effective for interim periods beginning on or after October 1, 2007. The Corporation is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

4 - CAPITAL ASSETS

                                         2008
                          ----------------------------------
                                      ACCUMULATED
                             COST     AMORTIZATION     NET
                          ---------   ------------   -------
                              $             $           $
Furniture and equipment     322,463       320,582      1,881
Computer equipment          643,266       598,258     45,008
Leasehold improvements      287,610       212,185     75,425
                          ---------     ---------    -------
                          1,253,339     1,131,025    122,314
                          =========     =========    =======

                                         2007
                          ----------------------------------
                                      ACCUMULATED
                             COST     AMORTIZATION     NET
                          ---------   ------------   -------
                              $             $            $
Furniture and equipment     320,113       320,002        111
Computer equipment          628,301       546,539     81,762
Leasehold improvements      287,610       187,814     99,796
                          ---------     ---------    -------
                          1,236,024     1,054,355    181,669
                          =========     =========    =======

Amortization expense of capital assets amounted to $76,670 in 2008 ($90,428 in 2007).

5 - OTHER ASSETS

                                        2008
                          --------------------------------
                                    Accumulated
                            Cost    amortization    Net
                          -------   ------------   -------
                             $            $           $
Contract costs            471,100      471,100        --
                          =======      =======       ===

                                        2007
                          --------------------------------
                                    Accumulated
                            Cost    amortization    Net
                          -------   ------------   -------
                             $            $           $
Contract costs            471,100      360,253     110,847
                          =======      =======     =======

Amortization expense of contract costs amounted to $110,847 in 2008 ($110,846 in 2007).

6 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
                                                          2008        2007
                                                       ---------   ---------
                                                           $            $
Trade accounts                                           924,655     815,737
Salaries and commission payable and related expenses     173,226      98,769
Sales taxes payable                                      229,693     161,610
                                                       ---------   ---------
                                                       1,327,575   1,076,116
                                                       =========   =========

7 - DUE TO A SHAREHOLDER

During the fiscal year 2008, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, a maximum of $400,000 of funds is available. An amount of $165,000 was obtained and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

Based on another agreement formalized in 2007, the Corporation obtained an additional loan of $352,557, during the fiscal year 2008, from a significant shareholder who is also the President and Chief Executive Officer. The loan is repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable the last day of each month. The loan originated from amounts owed by the Corporation to the shareholder by virtue of his employment contracts (amounts owed from services rendered, prior to 2002: $429,461; in 2006: $320,683; and in 2008: $352,557).

In conjunction with the ratification of the loan agreement formalized in 2007, the Corporation also issued 103,061 warrants, each warrant entitling the holder to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and being valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

During the fiscal year 2008, an inter-creditor priority agreement was signed when the Corporation issued the secured convertible debentures described in Note
8. The parties agreed that the sums owing under the debentures will be paid by the Corporation to the debenture holders and the trustee in priority to the sums owing by the Corporation to the principal shareholder subject to the fact that for each C$2 paid to the debenture holders, the Corporation shall remit C$1 to the principal shareholder as repayment for the sums representing the principal amount only.

8 - CONVERTIBLE DEBENTURES

On April 18, 2008, the Corporation issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received proceeds of $1,009,819 (US$1,002,600) for the issue of a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of US$900, redeemable and convertible at the option of the Corporation if the bid price of the stock has been above $1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at US$0.45 per share and 1,000 share purchase warrants of the Corporation. Each warrant entitles its holder to purchase one additional common share (warrant share) of the Corporation at a price of US$0.70 per warrant share at any time until the earlier of the close of business on the day which is 36 months from April 18, 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above US$1.50. Interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of US$0.45 per share. The interest is due on each conversion date (date when that principal amount is being converted) subsequent to January 1, 2009, and on the maturity date. The financing is secured by a first rank hypothec on all of the Corporation's property and assets, movable and immovable, corporeal and incorporeal, present and future, of every kind and nature for the principal amount and accrued interest. The proceeds from the private placement will be used to increase marketing and advertising capital needs and expansion.

For accounting purposes, the debenture contains both a liability component and an equity component being the share warrants, conversion option and the interest payable in shares, which have been separately presented in the consolidated balance sheet:

- The liability component of the Convertible Debentures is calculated using the present value of the cash flows of principal and interest payments using a discount rate of 15%, which in management's opinion, approximates an interest rate applicable to non-convertible secured debt. The amount calculated, at the issue date, for the carrying amount of the debt component is $260,377. The carrying value of the debentures will be accreted to their face value over their life to maturity (December 31, 2017). The accretion expense will be included in interest expense in the consolidated statement of operations. The debt issuance costs have been recorded directly against net income. The interest expense accrued for the debt component for the year ended July 31, 2008 is $17,966 and has been included as part of interest expenses on the consolidated statement of operations and comprehensive loss;

- The carrying amount of the equity component, at the issue date, was valued at $749,442, determined by deducting the carrying amount of the liability component from the gross proceeds received on the compounded instrument. The value of the equity contains the fair value of the share warrants, conversion option and the interest payable in shares. The fair value of the warrants was estimated at $303,415. This amount was recorded to contributed surplus. The fair value of the warrants at the time the convertible debentures were issued were estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield                   --
Expected volatility             90%
Risk-free interest rate       3.25%
Expected life               3 years

The remaining balance represents the fair value of the conversion option and the interest payable in shares in the amount of $446,027. This amount was recorded as the equity component of the convertible debentures.

9 - SHARE CAPITAL

A) AUTHORIZED AND ISSUED

2008 TRANSACTIONS

During the fiscal year 2008, the Corporation did not conduct any transactions that impacted the share capital.

2007 TRANSACTIONS

During the fiscal year 2007, the Corporation concluded a private placement and issued 1,500,000 class "A" common shares at a price of US$0.40 per share for total cash proceeds of $675,795. In addition, the Corporation issued 750,000 warrants entitling two shareholders to purchase up to 750,000 shares of the Corporation at a price of US$0.60 for three years until May 2010.

The fair value of the warrants at the time they were granted was estimated at $170,110. This amount was recorded as contributed surplus. The fair value of the warrants at the time they were granted was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield                   --
Expected volatility             90%
Risk-free interest rate        4.4%
Expected life               3 years

B) WARRANTS

The following table summarizes information about the Corporation's share warrants described in Notes 7, 8 and 9a):

                                                               2008
                                           -------------------------------------------
                                                          WEIGHTED
                                                           AVERAGE         WEIGHTED
                                           NUMBER OF   REMAINING LIFE      AVERAGE
                                            WARRANTS      (YEARS)       EXERCISE PRICE
                                           ---------   --------------   --------------
                                                                             US$
Outstanding, beginning of year               853,061         2.8             0.58
Granted (Note 8)                           1,114,000         2.7             0.70
                                           ---------
Outstanding and exercisable, end of year   1,967,061         2.3             0.65
                                           =========

                                                                        2007
                                                    -------------------------------------------
                                                                   WEIGHTED
                                                                    AVERAGE         WEIGHTED
                                                    NUMBER OF   REMAINING LIFE       AVERAGE
                                                     WARRANTS       (YEARS)      EXERCISE PRICE
                                                    ---------   --------------   --------------
                                                                                      US$
Granted, outstanding and exercisable, end of year    853,061         2.8              0.58
                                                     =======

C) SHARE AWARD PLAN

Effective September 30, 2007, under a Share Award Plan, the Corporation may grant class "A" common shares to its regular full-time employees and those of its subsidiaries up to a maximum of 1,000,000 class "A" common shares, at a value not to exceed the fair market value of the class "A" common shares at the time of grant, conditioned upon a certain period of continued service with the Corporation or other acceptable consideration.

The Share Award Plan is intended to promote the interests of the Corporation by
(i) aiding the retention and facilitating the recruitment of outstanding personnel by providing incentive compensation opportunities; and (ii) matching employees' and other service providers' financial interests with those of the Corporation's shareholders. The administrator has the authority to determine terms and conditions of each award granted.

The following table presents the share award compensation expense included in selling, general and administrative expenses for the year ended July 31, 2008. The table also presents the assumptions used to determine the fair value of the share awards granted during 2008, using the Black-Scholes option pricing model:

                                                                 2008
                                                               --------
Compensation cost                                              $ 44,000
Fair value                                                     $180,000
Dividend yield                                                       --
Expected volatility (a)                                             90%
Risk-free interest rate (a)                                        4.0%
Expected life (a)                                               3 years
Vested period                                                   3 years
Number of class "A" common shares granted but not yet issued    407,500

(a) Weighted average assumptions.

D) STOCK OPTION PLANS

The Corporation has two stock option plans:

1. Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 class "A" common shares;

2. Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries up to a maximum of 900,000 class "A" common shares.

Under both plans, the exercise price of each option is not less than the market price of the Corporation's shares on the Over the Counter Bulletin Board (OTC
BB) on the day prior to the date of grant. Options vest equally over a five-year period and the options' maximum term is 10 years except for three key employees for which management allows an extension of 10 years for the options already expired.

OPTIONS GRANTED AFTER 2003 FISCAL YEAR

The following table summarizes information about the Corporation's stock options:

                                              2008                         2007                         2006
                                   --------------------------   --------------------------   --------------------------
                                                   WEIGHTED                    WEIGHTED                     WEIGHTED
                                   NUMBER OF       AVERAGE      NUMBER OF       AVERAGE      NUMBER OF       AVERAGE
                                    OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                   ---------   --------------   ---------   --------------   ---------   --------------
                                     (000s)          $US          (000s)         $US           (000s)         $US
Outstanding, beginning of year       1,169          1.52          1,041          1.59          1,121          2.10
   Granted                              --            --            288          1.00            133          1.00
   Forfeited                          (577)         1.92           (160)         1.00           (213)         3.95
   Expired                             (36)         1.92             --                          --
                                     -----                        -----                        -----
Outstanding, end of year               556          1.03          1,169          1.52          1,041          1.59
                                     =====                        =====                        =====
Options exercisable, end of year       359          1.05            728          1.79            609          1.84
                                     =====                        =====                        =====

The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as of July 31, 2008:

                                        OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                           -------------------------------------------   --------------------------
                                          WEIGHTED
                                           AVERAGE         WEIGHTED                     WEIGHTED
                           NUMBER OF   REMAINING LIFE       AVERAGE      NUMBER OF       AVERAGE
RANGE OF EXERCISE PRICES    OPTIONS       (YEARS)       EXERCISE PRICE    OPTIONS    EXERCISE PRICE
------------------------   ---------   --------------   --------------   ---------   --------------
                             (000S)                          US$           (000S)          US$
Less than US$1.00             160            7.97            0.69           160           0.69
US$1.00 to US$1.49            380            6.83            1.00           183           1.00
US$3.00 to US$3.99              5            9.40            4.00             5           4.00
US$5.00 to US$5.99              5            2.17            5.00             5           5.00
US$6.00 to US$6.99              6            0.78            6.46             6           6.46
                              ---                                           ---
                              556            7.08            1.33           359           1.05
                              ===                                           ===

The following table presents the stock-based compensation expense included in selling, general and administrative expenses for the years ended July 31, 2008, 2007 and 2006. The table also presents the assumptions used to determine the stock-based compensation expense for the options granted during 2007 and 2006, using the Black-Scholes option pricing model:

                                2008       2007      2006
                              --------   -------   --------
Compensation cost             $100,000   $32,000   $ 29,000
Fair value                    $ 80,000   $74,300   $ 31,350
Dividend yield                                --         --
Expected volatility (a)                       90%        90%
Risk-free interest rate (a)                  4.0%       3.5%
Expected life (a)                        7 years    7 years
Number of options granted                287,500    133,000

(a)  Weighted average assumptions.

OPTIONS GRANTED DURING 2003 FISCAL YEAR

For stock options granted to employees during 2003, the options are fully vested and therefore there would be no compensation cost impact in 2008, had the Corporation determined compensation cost based on the fair value of the stock options at grant dates consistently with the method recommended under CICA HANDBOOK Section 3870. For the fiscal years 2007 and 2006, the Corporation's earnings would have been reported at the pro forma amounts indicated below:

                                                 2007          2006
                                              ----------    ----------
                                                   $             $
Net loss, as reported                         (2,526,524)   (3,926,921)
Fair value of stock-based compensation           (55,380)      (56,796)
                                              ----------    ----------
Pro forma net loss                            (2,581,904)   (3,983,717)
                                              ==========    ==========

Pro forma basic and diluted loss per share         (0.20)        (0.31)
                                              ==========    ==========

The fair value of stock options granted during 2003 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

Dividend yield                 --
Expected volatility            87%
Risk-free interest rate       4.8%
Expected life             7 years

d)   Loss per share

Shares from Share Award Plan, options and warrants described in Notes 7, 8 and 9 were not included in the diluted loss per share calculation because the Corporation incurred a loss, and inclusion would have created an anti-dilutive effect.

10 - RESEARCH AND DEVELOPMENT COSTS

The net amounts of research and development costs presented in the consolidated statements of operations and comprehensive loss have been determined as follows:

                                    2008        2007        2006
                                 ---------   ---------   ---------
                                     $           $           $
Research and development costs   2,205,793   2,315,146   2,541,950
Investment tax credits (a) (b)    (233,980)   (100,000)   (100,000)
                                 ---------   ---------   ---------
                                 1,971,813   2,215,146   2,441,950
                                 =========   =========   =========

(a) The investment tax credits recorded by the Corporation are subject to review and approval by tax authorities and it is possible that the amounts granted will be different from the amounts accounted for.

(b) The Corporation's investment tax credit claims previously submitted for the fiscal year ended July 31, 2007 were reviewed by the tax authorities in 2008. Following a positive review, the Corporation collected $233,980 more than what had been originally recorded and no investment tax receivable has been recorded for the current year.

11 - INCOME TAXES

The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                         2008       2007        2006
                                                       --------   --------   ----------
                                                           $          $           $
Income tax recovery at Canadian statutory rates        (475,000)  (785,000)  (1,257,000)
Non-recording of benefit from losses carried forward   (475,000)  (785,000)  (1,257,000)
                                                       --------   --------   ----------
                                                             --         --           --
                                                       ========   ========   ==========

The significant components of the Corporation's future income tax assets and liabilities are as follows:

                                    2008          2007
                                -----------   -----------
                                     $             $
Future income tax assets
   Losses carried forward        15,000,000    14,000,000
   Capital assets                   185,000       173,000
   Research and development       1,700,000     4,000,000
                                -----------   -----------
                                 16,885,000    18,173,000
Future income tax liabilities
   Investment tax credits                --        64,000
                                -----------   -----------
                                 16,885,000    18,109,000
Less: valuation allowance       (16,885,000)  (18,109,000)
                                -----------   -----------
Net future income taxes                  --            --
                                ===========   ===========

As at July 31, 2008, the Corporation has non-capital losses carried forward to reduce future taxable income for Canadian federal and provincial tax purposes as well as American, British and German tax purposes of approximately $16,000,000 and $15,000,000, US$21,000,000, (pound)700,000 and (euro)3,800,000, respectively, expiring at various dates to 2028. In addition, the Corporation has unclaimed research and development expenditures carried forward of approximately $14,000,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $3,000,000, which can be applied against future Canadian federal income taxes payable, expiring at various dates to 2018. The benefits of these items have not been recognized in the consolidated financial statements.

12 - COMMITMENTS

The Corporation is committed under operating leases through 2011 for the rental of buildings for a total amount of $690,450. The minimum payments due in each of the forthcoming years are as follows:

            $
         -------
2009     283,260
2010     244,314
2011     162,876
         -------
         690,450
         =======

13 - SEGMENTED INFORMATION

The Corporation is considered to have only one reportable business segment in two geographic areas. Both the North American and European areas market the SAND/DNA Product suite. The accounting policies of the geographic areas are the same as described in the summary of accounting policies. The Corporation evaluates geographic areas' performance based on income before income taxes. Sales for each geographic area are based on the location of the third party customer. All intercompany transactions between areas have been eliminated.

                                 NORTH
                                AMERICA       EUROPE        TOTAL
                              ----------    ---------    ----------
                                   $            $            $
2008
   Revenue                     2,410,048    4,588,424     6,998,472
   Loss before income taxes   (2,352,852)   1,080,903    (1,271,950)
   Identifiable assets           816,377    1,986,655     2,803,032
   Capital assets                 90,608       31,706       122,314
2007
   Revenue                     1,941,034    4,787,506     6,728,540
   Loss before income taxes   (3,789,146)   1,262,622    (2,526,524)
   Identifiable assets           795,121    1,562,027     2,357,148
   Capital assets                128,395       53,274       181,669
   Other assets                       --      110,847       110,847
2006
   Revenue                     1,634,977    3,842,508     5,477,485
   Loss before income taxes   (3,924,363)      (2,558)   (3,926,921)
   Identifiable assets         1,630,134    1,814,987     3,445,121
   Capital assets                157,101       74,266       231,367
   Other assets                       --      221,694       221,694

14 - SIGNIFICANT CUSTOMERS

For the year ended July 31, 2008, the Corporation generated approximately 12% of its revenue from one customer in Europe (12% and 14% of its revenue from two customers in Europe in 2007 and 10% from one customer in 2006).

15 - FINANCIAL INSTRUMENTS

FAIR VALUE

As at July 31, 2008, the fair value of accounts receivable, unbilled receivable and accounts payable and accrued liabilities is equivalent to their respective carrying value given that they will mature shortly.

The fair value of the due to a shareholder could not be determined since it is practically impossible to find a financial instrument on the market having substantially the same economic characteristics.

As at July 31, 2008, the fair value of the debt component of the convertible debenture, estimated by discounting expected cash flows at an interest rate applicable to non-converted secure debt of 15%, is not significantly different from its respective carrying value at July 31, 2008.

The Corporation's main financial risk exposure and its financial risk management policies are as follows.

INTEREST RATE RISK

The Corporation is not exposed to interest rate risk.

CREDIT RISK

As at July 31, 2008, the carrying amount reported on the Corporation's balance sheet of cash and accounts receivable represents the maximum exposure to credit risk. The Corporation has accounts receivable from relatively large customers engaged in various industries; due to this, the Corporation's credit risk concentration is limited. As at July 31, 2008, one customer represented 38% (one customer represented 52% in 2007) of accounts receivable. The Corporation minimizes its exposure to credit risk by placing its cash with two major banks.

CURRENCY RISK

The Corporation operates internationally and is exposed to risk from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

As at July 31, 2008 and 2007, the Corporation's current assets and liabilities denominated in foreign currencies are as follows:

                            2008                      2007
                  -----------------------   -----------------------
                   CURRENT      CURRENT      CURRENT      CURRENT
                    ASSETS    LIABILITIES     ASSETS    LIABILITIES
                  ---------   -----------   ---------   -----------
U.S. dollars        245,573      293,213      386,956      239,049
Pounds sterling   1,436,050    1,143,269    1,038,036    1,007,192
Euros               791,303      825,074      421,477      454,423

16 - RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO
     U.S. GAAP AND OTHER SUPPLEMENTARY U.S. GAAP DISCLOSURES

DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Corporation's consolidated financial statements are detailed as follows:

                                                     2008         2007
                                                  ----------   ----------
                                                       $            $
Net loss reconciliation
   Net loss - Canadian GAAP                       (1,271,950)  (2,526,524)
   Adjustment for:
      Stock-based compensation (a)                   (22,653)     (86,572)
      Warrants (b)                                   (45,834)    (311,433)
      Convertible debentures (c)                    (217,375)          --
                                                  ----------   ----------
   Net loss - U.S. GAAP                           (1,557,812)  (2,924,529)
                                                  ==========   ==========
   Basic and diluted loss per share - U.S. GAAP        (0.11)       (0.22)
                                                  ==========   ==========
Long-term liabilities reconciliation
   Total long-term liabilities - Canadian GAAP       278,343           --
   Adjustments for:
      Warrants (b)                                   357,267      311,433
      Convertible debentures (c)                     966,716           --
                                                  ----------   ----------
   Total long-term liabilities - U.S. GAAP         1,602,326      311,433
                                                  ==========   ==========
Shareholders' deficiency reconciliation
   Shareholders' deficiency - Canadian GAAP       (1,260,459)    (881,951)
   Adjustments for:
      Net loss reconciling items (see above)        (285,862)    (398,005)
      Stock-based compensation (a)                    22,653      284,763
      Warrants (b)                                  (311,433)    (170,110)
      Convertible debentures (c)                    (749,342)          --
                                                  ----------   ----------
Shareholders' deficiency - U.S. GAAP              (2,584,443)  (1,165,303)
                                                  ==========   ==========

A)   STOCK-BASED COMPENSATION

Under Canadian GAAP, stock-based compensation expense was accounted for using the fair value based method beginning August 1, 2005.

Under U.S. GAAP, effective August 1, 2005, the Corporation adopted SFAS No. 123 (revised 2004), "Share-based Payment", which requires that share-based payments (to the extent they are compensatory) be recognized based on their fair value and the estimated number of shares that the Corporation ultimately expects will vest and to be expensed over the applicable vesting period. The fair value of the unvested portion of the share-based payments granted prior to August 1, 2005 (the Corporation's adoption date of SFAS No. 123(R)) is measured based on the grant date fair value of those awards previously calculated under SFAS No. 123, net of estimated forfeitures.

The impact for fiscal year 2008 was an increase in net loss by $22,653 and an increase in contributed surplus by $307,416. The impact for fiscal year 2007 was an increase in net loss by $86,572 and an increase in shareholders' deficiency and contributed surplus by $284,763.

B)   SHARE PURCHASE WARRANTS

Under Canadian GAAP, share purchase warrants are classified and accounted for as equity in the Corporation's consolidated financial statements.

Under U.S. GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" it is required that share purchase warrants with an exercise price denominated in a currency other than its functional currency be classified and accounted for as a financial liability. As well, any gains or losses in fair value are recognized in earnings.

The impact for fiscal year 2008 was an increase in net loss by $45,834, an increase in long-term liabilities by $357,267, an decrease in shareholders' deficiency by $357,267 and a decrease in contributed surplus by $170,110. The impact for fiscal year 2007 was an increase in net loss by $311,433, an increase in long-term liabilities by $311,433 and an increase in shareholders' deficiency and contributed surplus by $170,110.

C) CONVERTIBLE DEBENTURES

Under Canadian GAAP, share purchase warrants of the convertible debentures are classified and accounted for as equity. Conversion option and the interest payable in shares are classified and accounted for as equity component of the convertible debentures.

The technical interpretation of U.S. GAAP, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", currently requires that share purchase warrants and conversion option with an exercise price denominated in a currency other than Corporation's functional currency be classified and accounted for as financial derivative liabilities at fair value with changes in fair value recognized in net operations.

Under Canadian GAAP, the fair value of the debt component of the convertible debentures is required to be calculated and the debt component is accounted for as liability; the balance of the debentures issue price over the initial carrying amount of the debt component is recognized in equity as described above.

Under U.S. GAAP, in accordance with SFAS No. 133, the initial carrying amount of the debt component represents the balance of the debentures issue price over the initial fair value of the conversion option and share purchase warrants. Under both GAAP, the carrying amount of the debt component is accreted to its face value over the contractual period of the debentures by using the effective interest method.

The impact for fiscal year 2008 was to increase net loss by $217,375, decrease equity component by $446,027, increase long-term liabilities by $966,717, decrease shareholders' deficiency by $966,717 and decrease contributed surplus by $303,415.

SUPPLEMENTARY DISCLOSURES

The following items present other supplementary disclosures required under U.S.
GAAP:

a) Accounts receivable are net of allowance for doubtful accounts of $6,756 ($9,068 in 2007).

b)   Under U.S. GAAP, research and development investment tax credits (see Note
     9) would be classified as a reduction of the income tax expense instead of a reduction of the related research and development costs.

d) Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Corporation for the years presented.

RECENT PRONOUNCEMENTS

SFAS NO. 157, "FAIR VALUE MEASUREMENT"

In September 2006, in an effort to increase consistency and comparability in fair value measurements, the FASB issued Statement No.157, "Fair Value Measurement", which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new instruments to be recognized at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position FAS 157-2, "Effective date of FASB statement No. 157", to provide a one-year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For non-financial assets and non-financial liabilities subject to the deferral, the effective date of SFAS 157 is postponed to fiscal year beginning after November 15, 2008 and to interim periods within those fiscal years. The Corporation is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results.

                            INTENTIONALLY LEFT BLANK

                            INTENTIONALLY LEFT BLANK

DIRECTORS AND OFFICERS

DIRECTORS

ARTHUR G. RITCHIE
Chairman of the Board, President and
Chief Executive Officer of SAND

WAYNE MUSSELMAN
Accountant and Business Consultant

THOMAS P. O'DONNELL
Chief Executive Officer of
Edge Specialists LLC

DOUGLAS S. PRYDE
Barrister & Solicitor

MARTIN SHINDLER
Accountant and Business Consultant

GEORGE WICKER
Attorney and Business Consultant

AUDIT COMMITTEE

WAYNE MUSSELMAN (Chairman)
MARTIN SHINDLER
DOUGLAS S. PRYDE

OFFICERS

ARTHUR G. RITCHIE
Chairman of the Board, President and Chief
Executive Officer of SAND

ZAINAB AHMED SCHWARTZ
Vice-President, Finance and Administration, and Chief Financial Officer of SAND

SEBASTIEN VEZINA
Corporate Secretary

SHAREHOLDERS' INFORMATION

EXECUTIVE OFFICE

SAND Technology Inc.
215 Redfern Avenue
Suite 410
Westmount, Quebec
CANADA H3Z 3L5

UNITED STATES
SAND Technology Corporation
754A Lexington Avenue
Kenilworth, New Jersey
07033
U.S.A.

IRELAND
SAND Technology (Ireland) Limited
6 Fitzwilliam Square
Dublin 2
IRELAND

UNITED KINGDOM
SAND Technology Limited
Quatro House
Frimley Road
Camberley, Surrey
GU16 7ER
UNITED KINGDOM

GERMANY
SAND Technology Deutschland GmbH
Chilehaus A, Fischertwiete 2
D-20095 Hamburg
GERMANY

AUDITORS
Raymond Chabot Grant Thornton
600 de la Gauchetiere West
Montreal, Quebec
Canada H3B 4L8

TRANSFER AGENTS
CIBC Mellon Trust Company
2001 University Street
Suite 1600
Montreal, Quebec
CANADA H3A 2A6

INVESTOR RELATIONS
Inquiries may be directed to
de Jong & Associates, sndt@dejong.org
(760) 943-9065

STOCK TRADING INFORMATION

The Corporation 's Class A Common Shares are traded on The OTC Bulletin Board under the trading symbol SNDTF.OB

FORM 20-F

The Corporation's Annual Report on Form 20-F as filed with the Securities and Exchange Commission and our quarterly reports are available without charge, upon written request addressed to the Vice President and Chief Financial Officer at the Corporation's Executive Office or on our website at www.sand.com.

ANNUAL MEETING

The annual meeting of shareholders will held at be 10:00 a.m. on Thursday, December 18, 2008, at the offices of Lavery, de Billy, 1 Place Ville Marie, 40th Floor, Montreal, Quebec, Canada.

Canada
SAND Technology Inc.
(Corporate Headquarters)

215 Redfern, Suite 410
Westmount,
Quebec H3Z 3L5
Tel: (514) 939-3477
Fax: (514) 939-2042
Web: www.sand.ca

United States
SAND Technology Corp.

754A Lexington Ave.
Kenilworth,
NJ 07033
Tel: (732) 750-4848
Fax: (732) 750-4848
Web: www.sand.com

United Kingdom
SAND Technology Ltd.

Quatro House
Frimley Road, Camberley
Surrey GU16 7ER
Tel: +44 (0) 1276 804604
Fax: +44 (0) 1276 804605
Web: www.sand.com

Germany
SAND Technology
Deutschland GmbH

Chilehaus A
Fischertwiete 2
D-20095 Hamburg
Tel: +49 (0)40 32005 836
Fax: +49 (0)40 32005 601
Web: www.sandtechnology.de

                           [SAND TECHNOLOGY(TM) LOGO]

                          215 REDFERN AVENUE, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

     NOTICE is hereby given that the Annual Meeting of the Shareholders of SAND TECHNOLOGY INC. (the "Corporation" or "Sand") will be held at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, on Thursday, December 18, 2008 at 10:00 o'clock (Eastern Standard Time) in the morning (the "Meeting"), for the following purposes:

1. to receive the Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2008, together with the Report of the Auditors thereon;

2. to elect six (6) directors to hold office until the next annual meeting of shareholders or until their respective successors are elected;

3. to appoint Raymond Chabot Grant Thornton LLP, Chartered Accountants, to the office of Auditor for the fiscal year 2009 and to authorize the Board of Directors to fix the remuneration of the Auditor; and

4. to transact such further and other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Additional information relating to the matters to be put before the Meeting is set forth in the Management Proxy Circular which accompanies this Notice.

Dated at Westmount, Province of Quebec, Canada, this 18th day of November 2008.

                                           BY ORDER OF THE BOARD OF DIRECTORS,


                                           (S) ARTHUR G. RITCHIE
                                           -------------------------------------
                                           Arthur G. Ritchie
                                           Chairman of the Board
                                           President and Chief Executive Officer

THE BOARD OF DIRECTORS HAS FIXED THE CLOSE OF BUSINESS ON THURSDAY, NOVEMBER 20, 2008 AS THE RECORD DATE FOR THE DETERMINATION OF THE SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT THE MEETING. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO FILL IN, DATE, SIGN AND RETURN THE FORM OF PROXY ACCOMPANYING THIS NOTICE. IN ORDER TO BE VOTED, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9, NO LATER THAN 5:00 P.M. (EST) ON MONDAY, DECEMBER 15, 2008 OR, IF THE MEETING IS ADJOURNED, FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                                    [SAND(R)
                                TECHNOLOGY LOGO]

                            MANAGEMENT PROXY CIRCULAR
                         ANNUAL MEETING OF SHAREHOLDERS

REGISTERED SHAREHOLDERS

You will have received a form of proxy from Sand Technology Inc.'s (the "CORPORATION") transfer agent, CIBC Mellon Trust Company ("CIBC MELLON"). Complete, sign and mail your form of proxy in the postage prepaid envelope provided or fax it to the number indicated on the form.

NON-REGISTERED SHAREHOLDERS

Your Class A Common Shares (the "COMMON SHARES") are held in the name of a nominee (securities broker, trustee or other financial institution). You will have received a request for voting instructions from your broker. Follow the instructions on your Voting Instruction Form to vote by telephone, Internet or fax, or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided. TO VOTE IN PERSON AT THE MEETING, SEE THE BOX ON PAGE 2 OF THE MANAGEMENT PROXY CIRCULAR (THE "MANAGEMENT PROXY CIRCULAR").

                                  PROXY VOTING

WHO IS SOLICITING MY PROXY?

THE ENCLOSED FORM OF PROXY IS BEING SOLICITED BY THE MANAGEMENT OF THE CORPORATION in connection with the annual meeting of shareholders (the "MEETING") and the associated costs will be borne by the Corporation. The solicitation of proxies will be primarily by mail, but may be by telephone or other personal contact by Directors of the Corporation, such Directors receiving no compensation therefore. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of Common Shares of the Corporation.

HOW DO I VOTE?

There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting. If your Common Shares are held in the name of a nominee, please see the box on page 2 for voting instructions.

WHAT IF I PLAN TO ATTEND THE MEETING AND VOTE IN PERSON?

If you are a registered shareholder and plan to attend the Meeting on December 18, 2008 and wish to vote your Common Shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon, upon arrival at the Meeting. If your Common Shares are held in the name of a nominee, please see the box on page 2 for voting instructions.

WHAT AM I VOTING ON?

Shareholders will be asked to vote on the following matters:

     1. the election of Directors to the Board of Directors of the Corporation for the ensuing year;

     2. the appointment of auditors for the Corporation for the ensuing year and on the authorization for the Directors to fix their remuneration;

     3. ANY SUCH OTHER BUSINESS AS MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR AT ANY ADJOURNMENT THEREOF.

          (For further information, please refer to the heading "AGENDA FOR SHAREHOLDERS MEETING".)

Other than as specifically discussed under the heading "AGENDA FOR SHAREHOLDERS MEETING", no director or senior officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

WHAT IF I SIGN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR?

Signing the enclosed form of proxy gives authority to Mr. Arthur G. Ritchie or Douglas S. Pryde, each of whom is a director of the Corporation, or to another person you have appointed, to vote your shares at the Meeting.

CAN I APPOINT SOMEONE OTHER THAN THESE DIRECTORS TO VOTE MY SHARES?

YES. WRITE THE NAME OF THIS PERSON, WHO NEED NOT BE A SHAREHOLDER, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of CIBC Mellon.

WHAT DO I DO WITH MY COMPLETED PROXY?

Return it to the Corporation's transfer agent, CIBC Mellon, at 2001 University Avenue, Suite 1600, Montreal, Quebec, H3A 2A6, or by fax to (514) 285-3640 (within Canada and the United States), NO LATER THAN 5:00 P.M. (EASTERN DAYLIGHT
TIME) ON FRIDAY, DECEMBER 12, 2008. This will ensure that your vote is recorded.

IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE GIVEN IT?

Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered at the above-mentioned registered office of CIBC Mellon, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.

HOW WILL MY SHARES BE VOTED IF I GIVE MY PROXY?

The persons named on the form of proxy must vote or refrain from voting your Common Shares, or must vote for or against the matters on the agenda, in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted on the election of Directors to the Board of Directors of the Corporation for the ensuing year and on the appointment of auditors of the Corporation for the ensuing year. Please refer to the heading "AGENDA FOR SHAREHOLDERS' MEETING".

WHAT IF AMENDMENTS ARE MADE TO THESE MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the enclosed form of proxy and with respect to other matters which may properly come before the Meeting. As of the time of printing of this Management Proxy Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the

Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

HOW MANY SHARES ARE ENTITLED TO VOTE?

As of the date hereof, there are 14,318,189 Common Shares of the Corporation issued and outstanding, each of which is entitled to one vote at the Meeting. Only shareholders registered at the close of business on November 20, 2008 (the "RECORD DATE") are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns the shares, requests no later than 10 days before the Meeting that the transferee's name be included on the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

     The following are the only persons who, to our knowledge, beneficially own or exercise control or direction, directly or indirectly over shares carrying more than five (5%) percent of the votes attached to Common Shares of the Corporation as at November 18, 2008:

                                  APPROXIMATE NUMBER OF             PERCENTAGE OF
                               COMMON SHARES BENEFICIALLY           COMMON SHARES
                                  OWNED, CONTROLLED OR                  OWNED,
                            DIRECTED, DIRECTLY OR INDIRECTLY   CONTROLLED OR DIRECTED
-------------------------   --------------------------------   ----------------------
Arthur G. Ritchie                       3,598,388                      25.13%
Thomas M. O'Donnell                       785,500                       5.49%
Estate of Jerome Shattner               1,048,000                       7.32%

     The total number of Common Shares owned, controlled or directed, directly or indirectly by the senior management and directors of the Corporation as a group, to our knowledge, is 5,910,988, or approximately 41.28%, at November 18, 2008.

WHAT IF OWNERSHIP OF SHARES HAS BEEN TRANSFERRED AFTER NOVEMBER 20, 2008?

The person who acquired such shares after November 20, 2008, must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Corporation no later than 5:00 p.m. (Eastern Daylight Time) on December 8, 2008 that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these shares at the Meeting.

WHO COUNTS THE VOTES?

The Corporation's transfer agent, CIBC Mellon, counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

IF I NEED TO CONTACT THE TRANSFER AGENT, HOW DO I REACH THEM?

For general shareholder enquiries, you can contact the transfer agent by mail at:

   CIBC Mellon Trust Company
   2001 University Street
   Suite 1600
   Montreal, Quebec, Canada  H3A 2A6
     or by telephone:
     within Canada and the United States at 1-514-285-3600

     or by fax:
     within Canada and the United States at 1-514-285-3640

IF MY SHARES ARE NOT REGISTERED IN MY NAME BUT ARE HELD IN THE NAME OF A NOMINEE (A BANK, TRUST CORPORATION, SECURITIES BROKER, TRUSTEE OR OTHER), HOW DO I VOTE MY SHARES?

There are two ways you can vote your shares held by your nominee. As required by Canadian securities legislation, you will have received your nominee either a request for voting instructions or a form of proxy for the number of shares you hold. For your shares to be voted for you, please follow the voting instructions provided by your nominee. Since the Corporation has limited access to the names of its non-registered shareholders, if you attend the Meeting, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return same by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with the transfer agent, CIBC Mellon, upon arrival at the Meeting.

WHAT IS THE FINAL DATE TO SUBMIT A SHAREHOLDER PROPOSAL FOR THE NEXT ANNUAL MEETING?

The final date for submitting shareholder proposals to the Corporation for the next annual meeting of the shareholders is August 29, 2009.

                        AGENDA FOR SHAREHOLDERS' MEETING

ELECTION OF THE DIRECTORS

The board of directors (the "BOARD OF DIRECTORS" or the "BOARD") of the Corporation shall consist of six members. AT THE MEETING, THE PERSONS NAMED HEREUNDER WILL BE PROPOSED FOR ELECTION AS DIRECTORS OF THE CORPORATION. EXCEPT WHERE AUTHORITY TO VOTE IN FAVOUR OF THE ELECTION OF DIRECTORS IS WITHHELD, THE NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY SUCH PROXY IN FAVOUR OF THE ELECTION OF THE PERSONS NAMED HEREUNDER. Management does not contemplate that any nominee will be unable or unwilling to serve as a director. Each director elected will hold office until the next annual meeting or until a successor is duly elected or appointed, unless he/she ceases to hold office pursuant to the CANADA BUSINESS CORPORATIONS ACT, or his/her office is vacated earlier pursuant to the by-laws of the Corporation.

The following table sets forth certain information concerning the directors of the Corporation, including their beneficial ownership of shares of the Corporation as of November 18, 2008. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

                                                                                                              NUMBER AND PERCENTAGE
                                                                                                                 OF COMMON SHARES
           NAME, RESIDENCE AND                                                                                  BENEFICIALLY OWNED
               OFFICE HELD                  DIRECTOR SINCE                PRINCIPAL OCCUPATION                    OR CONTROLLED
------------------------------------------  --------------  -----------------------------------------------  ----------------------
P. Wayne Musselman (1) (2)                       2007       Accountant and Business Consultant and Chairman            Nil
Toronto, Ontario, Canada                                    of the Board of the Corporation                           (Nil%)

Thomas M. O'Donnell                              2008       Chief Executive Officer of Edge Specialists LLC        384,700 (4)
Woodstock, Illinois, United States                                                                                   (2.69%)

Douglas S. Pryde (1) (2)                         2001       Barrister & Solicitor                                      Nil
Mount Royal, Quebec, Canada                                                                                          (Nil%)

                                                                                                              NUMBER AND PERCENTAGE
                                                                                                                 OF COMMON SHARES
           NAME, RESIDENCE AND                                                                                  BENEFICIALLY OWNED
               OFFICE HELD                  DIRECTOR SINCE                PRINCIPAL OCCUPATION                    OR CONTROLLED
------------------------------------------  --------------  -----------------------------------------------  ----------------------
Arthur G. Ritchie
Westmount, Quebec, Canada                        1983       President and Chief Executive Officer of the          3,598,388 (3)
President and Chief Executive Officer                       Corporation                                              (25.13%)

Martin Schindler (1)                             1987       Accountant and Business Consultant                        5,950
Sarasota, Florida, United States                                                                                     (0.04%)

George Wicker (2)                                1996       Attorney and Business Consultant                         274,950
Palm Beach Gardens, Florida, United States                                                                           (1.92%)

Notes:

(1)  Member of the Audit Committee of the Board.

(2) Member of the Governance, Nomination, Human Resources and Compensation Committee of the Board (the "COMPENSATION COMMITTEE").

(3) Excludes 625,000 shares of the Corporation subject to exercise of share purchase warrants.

(4) Excludes a maximum 668,000 shares of the Corporation subject to conversion of convertible debentures and excludes 334,000 shares of the Corporation subject to exercise of share purchase warrants.

Each nominee as director supplied the information concerning the number of Common Shares over which he exercises control or direction.

INFORMATION ON DIRECTORS

With the exception of Mr. Thomas O'Donnell, all of the proposed nominees were elected to their respective present term of office by the shareholders of the Corporation at a meeting in respect of which the Corporation circulated to shareholders a management proxy circular.

Mr. Thomas O'Donnell has an extensive career in the software and financial markets. He is Chief Executive Officer, founder and majority owner of Edge Specialists L.L.C., which is an independent software vendor with extensive United States patent protection providing derivative trading tools including options, stocks and futures trading. In addition, Mr. O'Donnell was a Designated Primary Market Maker on the Chicago Board of Options Exchange and has extensive experience in the financial markets.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ENCLOSED PROXY FORM INTEND TO VOTE AT THE MEETING FOR THE ELECTION OF THESE DIRECTORS.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the best of the Corporation's knowledge, after having made due inquiry, the Corporation confirms that as at the date hereof, no director or executive officer of the Corporation:

(a) is, as at the date hereof or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any Corporation, that while that person was acting in that capacity:

     (i) was the subject of a cease trade or similar order or an order that denied the Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

     (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

     (iv) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the best of the Corporation 's knowledge, after having made due inquiry, the Corporation confirms that as at the date hereof, no director or executive officer of the Corporation was subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, nor was subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Management proposes Raymond Chabot Grant Thornton LLP as auditors of the Corporation until the next annual meeting of the Corporation and to authorize the directors to fix their remuneration. Raymond Chabot Grant Thornton LLP have been auditors of the Corporation since August 2, 2006.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ENCLOSED PROXY FORM INTEND TO VOTE AT THE MEETING FOR THE RE-APPOINTMENT OF RAYMOND CHABOT GRANT THORNTON LLP AS AUDITORS OF THE CORPORATION AND TO AUTHORIZE THE DIRECTORS TO DETERMINE THEIR REMUNERATION.

                             EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation paid to the Corporation's President and Chief Executive Officer and named executive officers (the "NAMED EXECUTIVE OFFICERS") as required to be disclosed in accordance with applicable Canadian and United States securities regulations during the Corporation's three financial years ended July 31, 2008, July 31, 2007 and July 31, 2005:

"Named Executive Officers" or "NEOs" means the following individuals:

-    each Chief Executive Officer;

-    each Chief Financial Officer;

- each of the Corporation's three most highly compensation executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

- any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end.

Such information includes the following: the salary earned, the bonus, any other compensation, including the specific benefits and other personal benefits, the options granted under the stock option plan of the Corporation and any other compensation which is not disclosed elsewhere.

As at July 31, 2008, the end of the most recently completed financial year of the Corporation, the Corporation had two Named Executive Officers, whose names and positions held within the Corporation are set out in the summary compensation table below.

                          SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM COMPENSATION
                                                                      -----------------------------------------------
                                            ANNUAL COMPENSATION                       AWARDS                  PAYOUTS
                                       -----------------------------  --------------------------------------  -------
                                                        OTHER ANNUAL  SECURITIES UNDER  RESTRICTED SHARES OR   LTIP      ALL OTHER
                                        SALARY   BONUS  COMPENSATION   OPTIONS / SARs     RESTRICTED SHARE    PAYOUTS  COMPENSATION
  NAME AND PRINCIPAL POSITION    YEAR    ($)      ($)      ($)           GRANTED (#)          UNITS ($)         ($)         ($)
-------------------------------  ----  -------  ------  ------------  ----------------  --------------------  -------  ------------
Arthur G. Ritchie                2008  212,153      --       --                --                --              --            --
President and Chief Executive    2007  150,000      --       --                --                --              --            --
Officer                          2006  150,000      --       --                --                --              --            --

Jerome Shattner (1)              2008       --      --       --                --                --              --            --
Former Executive Vice President  2007       --      --       --                --                --              --            --
                                 2006  156,000      --       --                --                --              --            --

Zainab A. Schwartz (2)
Vice President, Finance and      2008  120,000      --       --                --                --              --            --
Administration and Chief         2007       --      --       --                --                --              --            --
Financial Officer                2006       --      --       --                --                --              --            --

Gilles Therrien (3)
Former Vice President, Finance   2008  121,275      --       --                --                --              --       127,339
and Administration and Chief     2007  121,275      --       --            40,000                --              --            --
Financial Officer                2006  116,833  10,000       --                --                --              --            --

Notes:

(1)  Mr. Shattner left the Corporation on December 5, 2006.

(2) Ms. Schwartz was appointed as Vice President, Finance and Administration and Chief Financial Officer on June 18, 2008.

(3)  Resigned on May 9, 2008.

OPTIONS / STOCK APPRECIATION RIGHTS ("SARs") GRANTED DURING THE MOST RECENT FINANCIAL YEAR

The table below sets forth a summary of stock option grants made to the Named Executive Officers under the Corporation's stock option plan during the financial year ended July 31, 2008:

                                                                                 MARKET VALUE OF
                                                                                   SECURITIES
                                                  % OF TOTAL                       UNDERLYING
                                                 OPTIONS/SARS                    OPTIONS ON THE
                               SECURITIES UNDER   GRANTED TO      EXERCISE OR     DATE OF GRANT
                                 OPTIONS/SARs    EMPLOYEES IN   BASE PRICE ($)/    ($)/COMMON     EXPIRATION
             NAME                 GRANTED (#)       2008(2)      COMMON SHARE         SHARE          DATE
-----------------------------  ----------------  ------------  ----------------  ---------------  ----------
Arthur G. Ritchie                     Nil             N/A             N/A              N/A            N/A
President and Chief Executive
Officer

Zainab A. Schwartz                    Nil             N/A             N/A              N/A            N/A
Vice President, Finance and
Administration and Chief
Financial Officer

AGGREGATE OPTIONS EXERCISED DURING THE MOST RECENT FINANCIAL YEAR AND YEAR END OPTION VALUE

There were no stock options exercised by a Named Executive Officer during the financial year ended July 31, 2008. The table below sets out, on an aggregate basis, the number and value of unexercised options as at July 31, 2008.

                                                                                         VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS/SARs    IN-THE-MONEY OPTIONS/SARs
                                                              AS AT JULY 31, 2008         AS AT JULY 31, 2008
                                                                      (#)                       ($)(2)
                                                          --------------------------  --------------------------
                              SECURITIES
                             ACQUIRED ON     AGGREGATE
                               EXERCISE   VALUE REALIZED                              EXERCISABLE  UNEXERCISABLE
            NAME                 (#)          ($)(1)      EXERCISABLE  UNEXERCISABLE      ($)           ($)
---------------------------  -----------  --------------  -----------  -------------  -----------  -------------
Arthur G. Ritchie                Nil            N/A           Nil           Nil           Nil           N/A
President and Chief
Executive Officer

Zainab A. Schwartz               Nil            N/A           Nil           Nil           Nil           N/A
Vice President, Finance and
Administration and Chief
Financial Officer

Notes:

(1) Aggregate Value Realized is the difference between the market price of the Common Shares of the Corporation on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2) Value of Unexercised Options is equal to the difference between the closing price of the Common Shares of the Corporation on the OTC-BB on July 31, 2008 and the exercise prices of options outstanding, multiplied by the number of shares purchasable under such options.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Arthur G. Ritchie, President and Chief Executive Officer and a Director of the Corporation, entered into an employment agreement (the "EMPLOYMENT AGREEMENT") with the Corporation upon the expiry of his previous employment agreement on December 31, 1993. The Employment Agreement, effective January 1, 1994 was for an initial term of five (5) years and was automatically extended for additional periods of twelve (12) months each until August 1, 2007, when it was resiliated and replaced by a consulting agreement (the "CONSULTING AGREEMENT") by and between Mr. Arthur G. Ritchie, the Corporation and Jerart Financial Services Limited, a company wholly-owned by Mr. Ritchie, whereby Jerart Financial Services Limited agreed to provide the Corporation with corporate management services through the person of Arthur G. Ritchie himself. Pursuant to the Consulting Agreement, Arthur G. Ritchie shall act as President and Chief Executive Officer for a period of five (5) years starting on August 1, 2007, which term can be renewed for additional periods of twelve (12) months each, unless and until either the Corporation, or Jerart Financial Services Limited or Mr. Ritchie have given a notice not less than three (3) months prior to the expiration of the then on-going term. The Consulting Agreement provides that Mr. Ritchie shall be paid an annual base salary, such bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors and a fee of one percent (1%) of the gross revenues resulting from the licensing, sale or other disposition of the Nucleus Data Base System for so long as the System is delivered as a stand-alone product of the Corporation. Mr. Ritchie was paid a base salary of $212,153, $150,000 and $150,000 during each of the fiscal years ended July 31, 2008, 2007 and 2006 respectively and the Board of Directors approved the payment of a cash bonus of $395,973 to Mr. Ritchie for the fiscal year ended July 31, 2003, of which $252,000 was paid during the fiscal year ended July 31, 2006. Mr. Ritchie does not hold any outstanding stock options, which have not been exercised under the 1996 Stock Incentive Plan or the 1996 Stock Option Plan of the Corporation. No payments have been made to date relative to the licensing, sale or other dispositions of the Nucleus Data Base Systems. In the event the Consulting Agreement of Mr. Ritchie (i) is resiliated by the Corporation for any reason other than for Cause (as defined in the Consulting Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Consulting Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs of the Corporation to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits.

ARRANGEMENTS INVOLVING THE EMPLOYEES IN THE CAPITAL OF THE CORPORATION

The Corporation has an informal employee compensation plan, which also applies to management, pursuant to which, if employees fulfil stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the specified target income is earned or exceeded. The informal employee compensation plan is not based upon a mathematical formula in the case of management, but is rather subject to individual negotiation.

1996 STOCK INCENTIVE PLAN

On July 8, 1996, the Board of Directors adopted the 1996 Stock Incentive Plan (the "INCENTIVE PLAN") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for common shares. The Incentive Plan was confirmed, approved and ratified by the shareholders of the Corporation at the annual and special meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Incentive Plan to increase the maximum aggregate number of options to purchase common shares which may be granted under the Incentive Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the annual and special meeting of the shareholders held on December 17, 1999. The total number of common shares of the Corporation authorized for grants of options is 1,100,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account changes in the capital structure of the Corporation.

On November 21, 2005, the Board of Directors approved an amendment to the 1996 Stock Incentive Plan to extend the life of the Incentive Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Corporation at the annual and special meeting of the shareholders held on December 15, 2005. On October 3, 2006, the Board of Directors provided for the amendment of each Stock Incentive Agreement between an optionee and the Corporation whereby the options granted and outstanding thereunder shall be exercisable for a period of ten (10) years from July 7, 2006 with immediate vesting for all those outstanding options which have vested on or prior to July 7, 2006.

The Incentive Plan is administered by the Compensation Committee of the Board of Directors each of whose members is a "disinterested person" as defined under the Exchange Act and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The former Options Committee has been dissolved. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law. During the fiscal year ended on July 31, 2008, the duties of the Compensation Committee were performed by the Board of Directors.

The term and number of common shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Compensation Committee at the time the options are granted to the recipients. The number of common shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding common shares of the Corporation. The exercise price of each option for common shares may not be less than the closing price of the common shares on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Corporation may terminate the Incentive Plan at any time, subject to vested rights.

1996 STOCK OPTION PLAN

On July 8, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "OPTION PLAN") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for common shares. The Option Plan was confirmed, approved and ratified by the shareholders of the Corporation at the annual and special meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Option Plan to increase the maximum aggregate number of options to purchase common shares, which may be granted under the Option Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the annual and special meeting of the shareholders held on December 17, 1999. The total number of common shares of the Corporation authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996), subject to adjustment to take into account changes in the capital structure of the Corporation.

On November 21, 2005, the Board of Directors approved an amendment to the Option Plan to extend the life of the Option Plan and of the options granted and outstanding under the Option Plan for an additional period of ten (10) years. This amendment was confirmed, approved and ratified by the shareholders of the Corporation at the annual and special meeting of the shareholders held on December 15, 2005. On October 3, 2006, the Board of Directors provided for the amendment of each Stock Option Agreement between an optionee and the Corporation whereby the options granted and outstanding thereunder shall be exercisable for a period of ten (10) years from July 7, 2006 with immediate vesting for all those outstanding options which have vested on or prior to July 7, 2006.

The Option Plan is administered by the Compensation Committee of the Board of Directors each of whose members is a "disinterested person" as defined under the Exchange Act and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. During the fiscal year ended on July 31, 2008, the duties of the Compensation Committee were performed by the Board of Directors.

The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Compensation Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding common shares of the Corporation. The exercise price of each option for Common Shares may not be less than the price of the Common Shares as determined by the Compensation Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Corporation may terminate the Option Plan at any time subject to vested rights.

During the fiscal year ended July 31, 2008, no options were granted. 577,000 options were cancelled, due to the merger of ClarityBlue Limited with Experian Limited and 36,000 options expired. No options were exercised.

As at November 18, 2008, 556,000 options had been granted and remained outstanding under the Option Plan and the Incentive Plan and 1,444,000 options remained available for grant.

SHARE AWARD PLAN

On November 2, 2006, the Board of Directors of the Corporation established a Share Award Plan pursuant to which up to 1,000,000 Common Shares of the Corporation shall be issuable under the Share Award Program through direct and immediate issuances without any intervening option grants. Each such share issuance shall be evidenced by a Share Award Agreement that complies with the terms and conditions of the Share Award Plan, and which state the number of common shares being awarded, the restrictions imposed on the shares awarded under such Share Award Agreement and such other representations, agreements, terms or conditions as may be required or desirable by the Board of Directors of the Corporation. The award recipient shall obtain the rights and obligations of a shareholder of the Corporation with respect to the common shares of the Corporation award under the Share Award Agreement only upon vesting of the award.

On August 28, 2007, the Board of Directors of the Corporation authorized the award of up to 665,000 common shares. As of November 18, 2008, the Corporation has awarded 407,500 common shares including grants which are dependant on the award recipients and achieving certain defined objectives.

EQUITY COMPENSATION PLAN INFORMATION

                                                                                                   NUMBER OF COMMON SHARES
                                                   NUMBER OF COMMON SHARES                           REMAINING AVAILABLE
                                                      TO BE ISSUED UPON        WEIGHTED AVERAGE      FOR FUTURE ISSUANCE
                                                   EXERCISE OF OUTSTANDING    EXERCISE PRICE OF        UNDER THE EQUITY
                   PLAN CATEGORY                           OPTION            OUTSTANDING OPTIONS      COMPENSATION PLANS
------------------------------------------------   -----------------------   -------------------   -----------------------
Equity Compensation Plans of the Corporation               963,500                   1.05                 2,036,500
approved by the shareholders
Equity Compensation Plans of the Corporation not                 0                    N/A                         0
approved by the shareholders
Total:                                                     963,500                     --                 2,036,500

INDEBTEDNESS TO THE CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

In the fiscal year 2007, the Corporation formalized the conditions pertaining to a loan that originated from amounts owed by the Corporation to Arthur G. Ritchie, its President and Chief Executive Officer by virtue of his employment contract (amounts owed from services rendered, prior to 2002 of $429,461; in 2006, of $320,683; and in 2008, of $352,557). The loan is repayable within 90 days of the receipt of a written demand from Mr. Ritchie. The loan bears interest at the rate of 15%. In conjunction with the ratification of the loan agreement, the Corporation also issued 103,061 share purchase warrants, each warrant entitling the purchase of one Common Share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component.

During the fiscal year 2008, the Corporation obtained an additional loan from Arthur G. Ritchie in the amount of $165,000 which is repayable within 90 days of the receipt of a written demand from Mr. Ritchie. The loan bears interest at the rate of 15% and is payable on the last business day of each calendar month.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers as such, against any claims made during the term of their office against any of tem for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of the Corporation. The policy provides coverage with a limit of US$5,000,000 per loss per policy period, subject to a deductible of US$250,000 per securities claim and US$250,000 per other claim. The current annual premium is paid entirely by the Corporation and amounts to approximately US$140,000. To the extent permitted by law, the Corporation has entered into an indemnification agreement with each of its directors and senior officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

On April 18, 2008, the Corporation entered into a Voting Agreement with Arthur
G. Ritchie and Bradley G. Griffith on behalf of the subscribers of debentures issued pursuant to a private placement on April 24, 2008 for aggregate proceeds of US$1,002,600 (the "DEBENTUREHOLDERS"), whereby the Corporation granted the right to holders of such debentures holding a majority of the aggregate principal amount of the debentures outstanding to have the right to designate one member to be nominated as director of the Corporation and which provided that this member shall initially be Mr. Thomas M. O'Donnell.

Also on April 18, 2008, the Corporation entered into an Inter-Creditor Priority Agreement with Arthur G. Ritchie and Bradley G. Griffith on behalf of the Debentureholders, whereby Arthur G. Ritchie consented to the issue of the debentures by the Corporation, subject to the fact that for each two Canadian dollars paid (whether prior to a default or further to a default, including pursuant to realization proceedings) to the Debentureholders, the Corporation shall remit one Canadian dollar to Arthur G. Ritchie for the sums representing the principal amount only (excluding specifically any interest) owing to Arthur Ritchie as part of the advances, until all sums owing to the Debentureholders or to Arthur G. Ritchie has been repaid by the Corporation.

                           AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE CHARTER

The Audit Committee has a formal charter. The Audit Committee Charter sets out the mandate and responsibilities of the Audit Committee that the Board of Directors revised after careful consideration of REGULATION 52-110 RESPECTING AUDIT COMMITTEES ("REGULATION 52-110") of the Canadian Securities Administrators and other applicable policies. The Audit Committee Charter is set out in Schedule A of this Management Proxy Circular.

COMPOSITION OF AUDIT COMMITTEE

       NAME          INDEPENDENT   FINANCIALLY LITERATE
------------------   -----------   --------------------
P. Wayne Musselman       Yes                Yes
Douglas S. Pryde         Yes                Yes
Martin Schindler         Yes                Yes

The Audit Committee is comprised of three directors, each of whom is independent under applicable Canadian and U.S. requirements. All the members of the Committee are "financially literate" and have the ability to read and understand a set of financial statements.

RELEVANT EDUCATION AND EXPERIENCE

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities are as follows:

Mr. Wayne Musselman, BCom (Hon), FCA, retired as a partner of Deloitte & Touche in 2004 after a career of nearly thirty years during which he served clients in the banking, securities, international trade and distribution industries. He directed the Japanese Service Group of Deloitte Canada and served on the Board of Deloitte's Global Japanese Services Group. He is currently a director of the Deloitte Retired Partner Council and of Faith Life Financial.

Mr. Douglas Pryde was a member and a partner of the law firm of Lavery, de Billy, L.L.P. and its predecessor firms from 1965 to 2001.

Mr. Martin Shindler has since 1964 been the president of a firm of accountants and business consultants located in Florida.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation's most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation's external auditors not been adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on exemptions in relation to "De Minimus Non-Audit Services" or any exemption provided by Part 8 of Regulation 52-110.

The Corporation relies upon the exemption in section 6.1 of Regulation 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee approves the engagement terms for all audit and non-audit services to be provided by the Corporation's accountants before such services are provided to the Corporation or any of its subsidiaries.

EXTERNAL AUDITOR SERVICE FEES

The fees charged to the Corporation by its external auditor in each of the last two financial years are as follows:

                        2008 FINANCIAL YEAR   2007 FINANCIAL YEAR
                        -------------------   -------------------
Audit Fee(1)                  $ 90,960              $ 85,000
Audit-Related Fees(2)            Nil                   Nil
Tax Fees(3)                   $ 17,390              $ 14,800
Other(4)                         Nil                $ 4,572
Total                         $108,350              $104,372

Notes:

(1) Audit fees include fees for services related to the audit of the Corporation's financial statements or other services that are normally provided by the external auditors in connection with statutory or regulatory filings or engagements. These fees also include fees for comfort letters, statutory audits, attest services, consents and assistance with the preparation and review of documents filed with regulators, as well as in connection with the interpretation of accounting and financial reporting standards.

(2) Audit-related fees include assurance and related services that are performed by the Corporation's auditors. These services also include accounting consultations in connection with acquisitions and divestitures and internal control reviews.

(3) Tax fees include fees for assistance with tax planning, during restructurings and when taking a tax position, as well as preparation and review of income and other tax returns and tax opinions.

(4) Other fees include fees for financial services (business recovery), risk management services, legislative and/or regulatory compliance services and merger integration services.

                         CORPORATE GOVERNANCE PRACTICES

The Corporation has reviewed its corporate governance practices in light of the guidelines contained in REGULATION 58-101 RESPECTING DISCLOSURE OF CORPORATE GOVERNANCE PRACTICE ("REGULATION 58-101") of the Canadian Securities Administrators. A description of the Corporation's corporate governance practices is set out below in response to the requirements of Regulation 58-101.

BOARD OF DIRECTORS

The Board has delegated to the Chief Executive Officer and senior management the responsibility for day-to-day management of the business of the Corporation, subject to compliance with the plans approved from time to time by the Board of Directors. In addition to those matters, which must by law or by the Articles of the Corporation be approved by the Board, the Board retains responsibility for significant changes in the Corporation's affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

The Board oversees the identification of the principal risks of the Corporation's business and the implementation by management of appropriate systems to manage such risks. The Board reviews from time to time organizational matters such as succession planning. Given current management's tenure, their vast experience and low turnover, succession planning is not seen as critical at the present time by the Board.

The following directors are "independent" pursuant to National Policy 58-201 CORPORATE GOVERNANCE GUIDELINES ("NP 58-201") as they qualify as "independent" directors, as such term is defined in REGULATION 52-110 RESPECTING AUDIT
COMMITTEES: Wayne Musselman, Thomas O'Donnell, Douglas Pryde, Martin Schindler and George Wicker.

Arthur G. Ritchie is not independent, as he is President and Chief Executive Officer of the Corporation.

DIRECTORSHIPS

None of the directors is presently a director of any other issuer that is a reporting issuer (or the equivalent) in any jurisdiction.

ORIENTATION AND CONTINUING EDUCATION

The Board of Directors of the Corporation takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director's set of skills and professional background. This allows the orientation to be customized to that director's needs since different information regarding the nature and operations of the Corporation's business will be necessary and relevant to each new director. Once determined, one or more existing directors, who may be assisted by the Corporation's management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

Orientation and education of directors is an ongoing matter. As such, ongoing informal discussions between management and members of the Board are encouraged and visits to the Corporation's operations are organized.

ETHICAL BUSINESS CONDUCT

The Corporation is committed to promote the highest standard of ethic and integrity in the pursuance of all of its activities. Furthermore, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

In the event any transactions or agreements occur in respect of which a director or executive officer has a material interest, the matter must be initially reviewed by the Audit Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such Director will abstain from voting in that regard.

NOMINATION OF DIRECTORS

The Board of Directors of the Corporation does not feel it is necessary to increase the number of directors on the Board at this time.

The Compensation Committee seeks qualified candidates to be considered for nomination as directors. Proposed nominations are subject to review and approval by the Board.

Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve as a director.

COMPENSATION

The Compensation Committee evaluates the adequacy of compensation of the directors and the Corporation's management. After sufficient review and analysis, the Compensation Committee recommends the compensation of the directors and the Corporation's management to the Board for approval.

OTHER BOARD COMMITTEES

As of the date hereof, the Audit Committee and the Compensation Committee are the only Board committees created by the Board of Directors.

ASSESSMENTS

The Compensation Committee is responsible for assessing the individual and collective effectiveness of the Board and selecting new directors.

                            AVAILABILITY OF DOCUMENTS

The Corporation will provide to any person, upon request to the Secretary of the Corporation at 1 Place Ville Marie, Suite 4000, Montreal, Quebec, H3B 4M4:

     - A copy of the annual financial statements of the Corporation for the year ended July 31, 2008, a copy of the related management's discussion and analysis together with the accompanying report of the auditors thereon, as well as a copy of all interim financial statements of the Corporation to July 31, 2008 and of all related management's discussion and analysis; and

     -    A copy of this Management Proxy Circular;

Additional information relating to the Corporation is available on the web site of the System for Electronic Document Analysis and Retrieval (SEDAR), at the following address: www.sedar.com.

The financial information is provided in the Corporation's Financial Statements and the management's discussion and analysis for the year ended July 31, 2008.

                              APPROVAL OF CIRCULAR

The Board of Directors of the Corporation has approved the contents of the Management Proxy Circular and its sending to the shareholders.

DATED at Montreal, Quebec, this 18th day of November, 2008.

                        SAND TECHNOLOGY INC.


                   Per: (s) Arthur G. Ritchie
                        --------------------------------------------------------
                        Arthur G. Ritchie, President and Chief Executive Officer

                                   SCHEDULE A

                             AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee (the "COMMITTEE") of Sand Technology Inc. (the "CORPORATION") is a committee of the Board of Directors which has responsibility under the Corporation's governing legislation to review the financial statements, accounting policies and reporting procedures of the Corporation.

The primary function of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, an legal compliance that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels.

The Committee's primary duties and responsibilities are to:

     - Serve as an independent and objective party to monitor the Corporation's financial reporting process and the system of internal controls.

     - Monitor the independence and performance of the Corporation's external auditors and internal auditing.

     - Provide an open avenue of communication among the independent auditors, financial and senior management and the Board of Directors.

The Committee will primarily fulfil these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

COMPOSITION

The Committee shall be comprised of three or more directors, each of whom shall be independent non-management directors, as determined by the Board of Directors. The composition of the Committee shall adhere to all applicable laws and all requirements of the stock exchanges on which shares of the Corporation are listed. In particular, the composition of the Committee shall be in accordance with (i) Section 10A (m) (3) of the U.S. Exchange Act of 1934, as amended, and (ii) the Nasdaq listing standards regarding the composition of the Committee (including Nasdaq's concept of "independence") and the required qualifications and experience of the members of the Committee, subject to any exemptions or other relief that may be granted from time to time.

All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall be a "financial expert" in accordance with applicable laws and all requirements of the stock exchanges on which shares of the Corporation are listed.

Members of the Committee shall be elected by the Board at such times as shall be determined by the Board and shall serve until their successors shall be duly elected.

Any member of the Committee may be removed or replaced at any time by the Board of Directors and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may from time to time determine.

MEETINGS

The Committee may appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "SECRETARY"). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chairman.

No business may be transacted by the Committee except at a meeting at which a quorum of the Committee is present or by a resolution in writing signed by all members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one half of the number of members plus one shall constitute a quorum.

The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than four times a year. The Committee shall meet periodically, but at least once annually with the independent auditors, with management not present. In addition, the committee shall meet with the independent auditors and management at least quarterly to review the Corporation's financial statements and the related press releases.

The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the by-laws of the Corporation or otherwise determined by resolution of the Board of Directors.

The Committee may invite to, or require the attendance at, any meetings of the Committee such officers and employees of the Corporation, legal counsel or other persons as it deems necessary in order to perform its duties and responsibilities. The internal and external auditors should also be requested or required to attend meetings of the Committee and make presentations to the Committee as appropriate.

Subject to the provisions of the Corporation's governing legislation an applicable laws, regulations and stock exchange rules, if required for expediency or to prevent loss to the Corporation, the Chairman of the Committee may exercise the powers of the Committee in between meetings of the Committee. In such event, the Chairman shall immediately report to the members of the Committee and the actions or decisions taken in the name of the Committee shall be recorded in the proceedings of the Committee.

RESPONSIBILITIES AND DUTIES

To fulfil its responsibilities and duties, the Committee shall:

Documents / Reports review

     - Review and recommend any revisions or updates to this Charter and put them forward for approval by the Board. This should be done periodically, but at least annually, as conditions dictate.

     - Review the interim quarterly financial statements and the annual audited financial statements (including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations"), and the related press releases of the Corporation with the Corporation's management and independent auditors and report thereon to the Board of Directors. As part of this review, the Committee shall review with management the risk factors and any cautionary language set out in the related filings and recommend any required or desired amendments thereto.

     - Establish policies, procedures and guidelines, as appropriate, with respect to providing financial information and earnings guidance to analysts. Generally, the Committee will discuss with management any financial information and earnings guidance provided to analysts. These discussions, however, need not occur in advance of each provision of guidance.

     - Satisfy itself, on behalf of the Board of Directors, that the Corporation's quarterly and annual audited financial statements are fairly presented both in accordance with generally accepted accounting principles and otherwise, and recommend to the Board of Directors whether the quarterly and annual financial statements should be approved.

     - Satisfy itself, on behalf of the Board of Directors, that the information contained in the Corporation's quarterly financial statements, Annual Report to Shareholders and other financial publications, such as Management's Discussion and Analysis of Financial Condition and Results of Operations, the Annual Report on Form 20-F and similar documentation required pursuant to applicable laws, rules and regulations does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

     - Review any financial reports or other financial information of the Corporation submitted to any governmental body or the public, including any certification, report, opinion, or review rendered by the independent auditors.

     - Have the right, for the purpose of performing their duties: (i) to inspect all the books and records of the Corporation and its subsidiaries; (ii) to discuss such accounts and records and any matters relating to the financial position of the Corporation with the officers and auditors of the Corporation and its subsidiaries; (iii) to commission reports or supplemental information relating thereto;
          (iv) to require the auditors to attend any or every meeting of the Committee; and (v) to engage such independent counsel and other advisors as are necessary in the Committee's determination.

     - Permit the Board of Directors to refer to the Committee such matters and questions relating to the financial position of the Corporation and its affiliates or the reporting related thereto as the Board of Directors may from time to time see fit.

Independent Auditors

     - Be directly responsible for the appointment, retention, termination, compensation, evaluation and oversight of the work of the Corporation's independent auditors, with such auditors being ultimately accountable to the Board and the Committee.

     - Act as the Corporation's independent auditors' channel of direct communication to the Corporation. In this regard, the Committee shall, among other things, receive and review all reports and recommendations from the Corporation's independent auditors, including the independent auditor's timely reports of:

          1.   all critical accounting policies and practices to be used;

          2. all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Corporation's management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Corporation's independent auditor; and

          3. other material written communications between the independent auditor and the Corporation's management, such as any management letter or schedule of unadjusted differences.

     - Satisfy itself, on behalf of the Board of Directors, that the Corporation's auditors are "independent" of management, within the meaning given to such term in the rules and pronouncement of the applicable regulatory authorities and professional governing bodies. In furtherance of the foregoing, the Committee shall request that the independent auditors, at least annually, provide a formal written statement delineating all relationships between the independent auditors and the Corporation consistent with Independence Standards Board (ISB) Standard No. 1, and request information from the independent auditors and management to determine the presence or absence of a conflict of interest. The Committee shall actively engage the auditors in a dialogue with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. The Committee shall take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors.

     - Ensure that rotation of the independent auditors' audit partners satisfies regulatory requirements, and set policies about hiring current or former employees of the independent auditors.

     - Be responsible for preapproving, at least annually, all audit and non-audit services provided by the Corporation's independent auditors; provided, however, that the Committee shall have the authority to delegate such responsibility to one or more of its members to the extent permitted under applicable law and stock exchange rules.

     - Ensure that the Corporation's independent auditors do not perform any non-audit services that are prohibited by law or regulation.

     - Annually review and evaluate the performance of the Corporation's auditors, including a review and evaluation of the lead partner, taking into account the opinions of management, and make recommendations to the Board of Directors ad to whether or not to continue to engage those auditors.

     - Determine and review the remuneration of the Corporation's auditors and any independent advisors (including independent counsel) to the Committee.

     - Satisfy itself, on behalf of the Board of Directors, that the audit function has been effectively carried out and that any matter which the independent auditors wish to bring to the attention of the Board of Directors (including any audit problems or difficulties encountered in the course of the audit work, and management's responses) has been addressed and that there are no "unresolved differences" with the auditors.

Financial reporting processes and risk management

     - Review the audit plan of the external auditors for the current year and review advice from the external auditors relating to management and internal controls and the Corporation's responses to the suggestions made therein.

     - Monitor the Corporation's internal accounting controls, informational gathering systems and management reporting on internal control. In this regard, the Committee will receive regular reports from management on the Corporation's compliance with Section 404 of the Sarbanes Oxley Act and any similar requirements under Canadian securities laws.

     - Review with management and the auditors the relevance and appropriateness of the Corporation's accounting policies and review and approve all significant changes to such policies.

     - Satisfy itself, on behalf of the Board of Directors, that the Corporation has implemented appropriate systems of internal control over financial reporting and the safeguarding of the Corporation's assets and other "risk management" functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Corporation's assets, management, financial and business operations and the health and safety of its employees and that these are operating effectively.

     - Review and approve the Corporation's investment and treasury policies and monitor compliance with such policies.

     - Establish procedures for the receipt and treatment of (i) complaints received by the Corporation regarding accounting, controls, or auditing matters and (ii) confidential, anonymous submissions by the Corporation's employees of concerns regarding questionable accounting or auditing.

Legal and regulatory compliance

     - Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by the Corporation and remitted to the appropriate authorities.

     - Review with principal external counsel any legal matter that could have a significant impact on the Corporation's financial statements.

     - Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed and identifying those that require further work.

Budgets

Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.

General

Perform any other activities consistent with this Charter, the Corporation's By-laws and governing law and stock exchange rules, as the Committee or the Board of Directors deems necessary or appropriate.

                              SAND TECHNOLOGY INC.
                                      PROXY

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION") AND WILL BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD ON THURSDAY, DECEMBER 18, 2008 AND AT EVERY ADJOURNMENT THEREOF.

THE UNDERSIGNED SHAREHOLDER OF SAND TECHNOLOGY INC. HEREBY APPOINTS ARTHUR G. RITCHIE, CHAIRMAN OF THE BOARD OF THE CORPORATION, OR FAILING HIM, DOUGLAS PRYDE, A DIRECTOR OF THE CORPORATION, OR FAILING HIM, SEBASTIEN VEZINA, SECRETARY OF THE CORPORATION, OR INSTEAD OF ANY OF THEM _______________________________, WITH FULL POWER OF SUBSTITUTION, AS THE PROXY OF THE UNDERSIGNED TO ATTEND, ACT AND VOTE ALL CLASS A COMMON SHARES HELD OF RECORD BY THE UNDERSIGNED, AT THE ANNUAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION, TO BE HELD ON THURSDAY, DECEMBER 18, 2008 AT 10:00 O'CLOCK (EASTERN STANDARD TIME) IN THE MORNING AT THE OFFICES OF LAVERY, DE BILLY, 40TH FLOOR, 1 PLACE VILLE MARIE, MONTREAL, QUEBEC, CANADA, AND AT EVERY ADJOURNMENT OF THE MEETING. WITHOUT LIMITING THE GENERAL AUTHORIZATION AND POWERS GIVEN BY THIS PROXY, THE UNDERSIGNED HEREBY DIRECTS EACH OF PERSONS NAMED AS PROXY TO VOTE AS
FOLLOWS:

1. VOTE FOR [_] WITHOLD FROM VOTING [_] with regard to the election as Directors of Arthur G. Ritchie, Wayne Musselman, Thomas P. O'Donnell, Douglas S. Pryde, Martin Shindler and George Wicker.

2. VOTE FOR [_] or WITHOLD FROM VOTING [_] with regard to the appointment of Raymond Chabot Grant Thornton LLP, as auditor of the Corporation and authorization for the Audit Committee of the Board of Directors of the Corporation to fix the remuneration of the auditor.

3. At the discretion of the said proxy, upon any amendment to the matters identified above or other matters that may properly come before the Meeting, or any adjournment of the Meeting.

THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED, WHERE DESIGNATED, IN THE MANNER SO DESIGNATED. IF NO DESIGNATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOUR OF EACH PROPOSAL. ANY PROXIES GIVEN PRIOR TO THE DATE BELOW ARE HEREBY REVOKED.

                                        Dated this _______ day of _________ 2008

                                        ________________________________________
                                                   NAME OF SHAREHOLDER
                                                       (print name)


                                        ----------------------------------------
                                        SIGNATURE OF THE SHAREHOLDER

                                        YOU HAVE THE RIGHT TO APPOINT A PERSON
                                        (WHO NEED NOT BE A SHAREHOLDER) OTHER
                                        THAN A PERSON DESIGNATED IN THIS FORM OF
                                        PROXY TO ATTEND AND ACT FOR YOU AT THE
                                        MEETING. YOU MAY EXERCISE THAT RIGHT BY
                                        INSERTING THE NAME OF YOUR DESIRED
                                        REPRESENTATIVE IN THE BLANK SPACE
                                        PROVIDED AND STRIKING OUT THE NAMES OF
                                        THE NOMINEES OF MANAGEMENT. ANOTHER
                                        APPROPRIATE FORM OF PROXY MAY BE
                                        SUBMITTED.

                                        The Form of Proxy appointing a proxy
                                        holder must be signed in writing by the
                                        registered shareholder or the attorney
                                        of such registered shareholder
                                        authorized in writing. If the registered shareholder is a corporation, the Form of Proxy appointing a proxy holder must be in writing signed by an officer or attorney of the Corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such. A partnership should sign in the partnership name by an authorized person(s).

                                        IN ORDER TO BE VALID, PROPERLY EXECUTED
                                        FORMS OF PROXY MUST BE DEPOSITED WITH
                                        CIBC MELLON TRUST COMPANY, 200 QUEEN'S
                                        QUAY EAST, UNIT 6, TORONTO, ONTARIO,
                                        CANADA M5A 4K9, NO LATER THAN 5:00 P.M.
                                        ON MONDAY, DECEMBER 15, 2008 OR, IF THE
                                        MEETING IS ADJOURNED, FORTY-EIGHT (48)
                                        HOURS (EXCLUDING SATURDAYS, SUNDAYS AND
                                        HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                                        THIS FORM OF PROXY SHOULD BE DATED AND
                                        THE SIGNATURE ON IT SHOULD BE EXACTLY
                                        THE SAME AS ON THE SHARE CERTIFICATE. IF
                                        THIS PROXY IS NOT DATED, IT SHALL BE
                                        DEEMED TO BEAR THE DATE OF THE MEETING.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SAND TECHNOLOGY INC.


November 25, 2008                       /s/ Arthur G. Ritchie
                                        ----------------------------------------
                                        Arthur G. Ritchie
                                        Chairman of the Board, President
                                        and Chief Executive Officer